Management’s Discussion and Analysis of Financial Results
March 7, 2007
PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS
BASIS OF PRESENTATION
Financial data included in Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2006 includes material information up to March 7, 2007. Financial data provided has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with non-GAAP measures such as net operating income and funds from operations being reconciled to appropriate Canadian GAAP measures. All dollar references, unless otherwise stated, are in millions of US dollars except per share amounts. Amounts in Canadian dollars are identified as “C$.”
The following discussion and analysis is intended to provide readers with an assessment of the performance of Brookfield Properties Corporation (“Brookfield Properties”) over the past two years as well as our financial position and future prospects. It should be read in conjunction with the audited consolidated financial statements and appended notes which begin on page 69 of this report. In our discussion of operating performance, we refer to net operating income and funds from operations on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administration and income tax expenses. Funds from operations is defined as net income prior to extraordinary items, non-cash items and depreciation and amortization. We use net operating income and funds from operations to assess the operating results of the company. Net operating income is an important measure in assessing operating performance and funds from operations is a relevant measure in analyzing real estate, as commercial properties generally appreciate rather than depreciate. We provide the components of net operating income on page 42 and a full reconciliation from net income to funds from operations on page 41. Net operating income and funds from operations are both non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.
Additional information, including our Annual Information Form, is available on our Web site at www.brookfieldproperties.com, or on www.sedar.com or www.sec.gov.
OVERVIEW OF THE BUSINESS
Brookfield Properties is a publicly-traded North American commercial real estate company listed on the New York and Toronto stock exchanges under the symbol BPO. We operate in two principal business segments, the first being the ownership, development and management of premier commercial office properties in select cities in North America, and the second being the development of residential land. In the past two years, we have established and fully invested two core office funds for the purpose of enhancing our position as a leading real estate asset manager. The U.S. Office Fund (a single-purpose fund established to acquire the Trizec portfolio) and the Canadian Office Fund (a single-purpose fund established to acquire the O&Y portfolio) are discussed in further detail in Part III and Part IV, respectively, of this MD&A. The term “Brookfield Properties Direct” (“Direct”) refers to those properties that are wholly-owned or owned through property-level joint ventures. When referring to ownership of properties by the U.S. or Canadian Office Fund, such ownership percentage refers to that of the applicable fund and not the proportionate percentage ownership of Brookfield Properties.
At December 31, 2006, the book value of Brookfield Properties’ assets was $19.3 billion. During 2006 we generated $135 million of net income ($0.56 per diluted share) and $443 million of funds from operations ($1.87 per diluted share).
FINANCIAL HIGHLIGHTS
Brookfield Properties’ financial results are as follows:

(Millions, except per share amounts)	2006	2005	2004

Results of operations
Net income	$135	$164	$138
Net income per share — diluted	0.56	0.69	0.58
Common share dividends paid per share	0.75	0.65	0.42
Funds from operations	$443	$435	$403
Funds from operations per share — diluted	1.87	1.85	1.70
Balance sheet data
Total assets	$19,314	$9,513	$8,800
Commercial properties	15,287	7,430	6,555
Commercial property debt	11,185	5,216	4,754
Shareholders’ equity	3,112	1,943	1,992

COMMERCIAL PROPERTY OPERATIONS
Our strategy of owning, pro-actively managing and developing premier properties in supply-constrained, high-growth markets with high barriers to entry has created one of North America’s most distinguished portfolios of office properties. Our commercial property portfolio consists of 116 properties totaling 76 million square feet, including 10 million square feet of parking. Our development portfolio comprises 15 development sites totaling over 17 million square feet. Our primary markets are the financial, energy and government center cities of New York, Boston, Washington, D.C., Houston, Los Angeles, Toronto, Calgary and Ottawa. We intend to continue our strategy of concentrating operations within a select number of gateway cities with attractive tenant bases in order to maintain a meaningful presence and build on the strength of our tenant relationships within these markets.
We remain focused on the following strategic priorities:
•	Surfacing value from our properties through proactive leasing and select redevelopment initiatives;

•	Prudent capital management including the refinancing of mature properties and investing in joint venture opportunities through the expansion of our asset-management platform;

•	Monetizing development assets as the economy rebounds and continued supply constraints create opportunities; and

•	Expanding our asset management platform through the growth of our existing Office Funds or through the establishment of new funds.
The following table summarizes our investment by market:

			Brookfield Properties’			Net Book
	Number of	Leasable Area	Owned Interest	Book Value	Debt	Equity
Region	Properties	(000’s Sq. Ft.)	(000’s Sq. Ft.)(1)	(Millions)	(Millions)	(Millions)

Direct
New York, New York(2)	7	12,447	10,735	$3,914	$2,886	$1,028
Boston, Massachusetts	2	2,163	1,103	350	228	122
Washington, D.C.	6	2,266	2,266	693	503	190
Toronto, Ontario	9	6,646	5,253	1,179	625	554
Calgary, Alberta	7	6,326	3,164	438	324	114
Denver, Colorado	1	1,795	1,795	264	169	95
Minneapolis, Minnesota	4	3,008	3,008	423	177	246
Other	2	926	926	92	42	50

	38	35,577	28,250	7,353	4,954	2,399

U.S. Fund
New York, New York	6	7,069	5,617	2,581	715	1,866
Washington, D.C.	23	4,505	4,328	1,287	208	1,079
Houston, Texas	7	6,958	6,307	941	—	941
Los Angeles, California	22	10,672	10,438	2,689	431	2,258
Corporate U.S. Fund debt	—	—	—	—	4,175	(4,175)

	58	29,204	26,690	7,498	5,529	1,969

Canadian Fund
Toronto, Ontario	6	4,396	1,099	255	95	160
Calgary, Alberta	2	1,519	380	75	48	27
Ottawa, Ontario	6	2,780	695	88	46	42
Other	3	919	229	18	9	9

	17	9,614	2,403	436	198	238

Continuing operations	113	74,395	57,343	15,287	10,681	4,606
Discontinued operations(3)	3	1,400	661	61	34	27

	116	75,795	58,004	15,348	10,715	4,633
Office development sites	15	17,219	15,456	735	504	231

Total	131	93,014	73,460	$16,083	$11,219	$4,864

(1)	Represents consolidated interest before non-controlling interests

(2)	Includes $300 million of corporate debt

(3)	Atrium on Bay in Toronto and 2200 Walkley and 2204 Walkley in Ottawa are currently classified as discontinued operations
We have historically explored property level joint venture opportunities with strategic institutional partners. Although we plan to continue with this endeavor, in 2005 we formed our Canadian Office Fund to acquire the O&Y portfolio and in 2006 we formed our U.S. Office Fund to consummate the acquisition of Trizec Properties Inc. and Trizec Canada Inc. (collectively, “Trizec”). Of our 116 commercial office properties, 23 are wholly owned, 16 are held in property-level joint ventures or co-tenancies, and 77 are held in our funds.

Our Canadian Office Fund consists of a consortium of institutional investors, led and managed by us. Affiliates of the consortium members own direct interests in property-level joint ventures and have entered into several agreements relating to property management, fees, transfer rights and other material issues related to the operation of the properties. We proportionately consolidate our interest in this Fund. Our U.S. Office Fund consists of a consortium of institutional investors, led and managed by us investing through direct and indirect investment vehicles and have also entered into several agreements relating to property management, fees, transfer rights and other material issues related to the operation of the properties. We fully consolidate this Fund.
We believe that investing our liquidity with these partners in fund formats enables us to enhance returns. The funds and associated asset management fees represent an important area of growth as we expand our assets under management. Purchasing properties or portfolios of properties in a fund format allows us to earn the following categories of fees:

• Asset Management	Stable base fee for providing regular, on-going services.
• Transaction	Development, redevelopment and leasing activities conducted on behalf of these funds.
• Performance	Earned when certain pre-determined benchmarks are exceeded. Performance fees which can add considerably to fee revenue, typically arise later in a fund’s life cycle, and are therefore not fully reflected in current results.
An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 600,000 square feet of space in the portfolio include Merrill Lynch, CIBC, Government of Canada, Chevron U.S.A., Wachovia, RBC Financial Group, Bank of Montreal, JPMorgan Chase, Petro-Canada, Target Corporation, Goldman Sachs, Continental Airlines and Imperial Oil. A detailed list of major tenants is included in Part V of this MD&A, which deals with “Risks and Uncertainties” commencing on page 56.
Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall retenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and while each market is different, the majority of our leases, when signed, extend between 10 and 20-year terms. As a result of this strategy, approximately 5% of our leases mature annually.
The following is a breakdown of lease maturities by region with associated in-place rental rates:

	Total Portfolio			New York			Boston			Washington, D.C.
			Net Rate			Net Rate			Net Rate			Net Rate
	000’s		per Sq.	000’s		per Sq.	000’s		per Sq.	000’s		per Sq.
Year of Expiry	Sq. Ft.	%	Ft.-$	Sq. Ft.	%	Ft.-$	Sq. Ft.	%	Ft.-$	Sq. Ft.	%	Ft.-$

Currently available	3,215	4.9		665	3.5		142	7.5		139	2.4
2007	3,150	4.8	$19	288	1.5	$28	61	3.2	$22	719	12.5	$23
2008	3,669	5.6	22	541	2.8	28	399	21.1	24	458	8.0	26
2009	4,077	6.2	19	1,023	5.3	20	40	2.1	31	582	10.1	26
2010	5,670	8.6	23	1,038	5.4	34	172	9.1	33	268	4.7	26
2011	5,150	7.8	23	360	1.9	38	394	20.9	45	199	3.5	30
2012	5,446	8.3	24	860	4.5	24	31	1.6	23	531	9.2	31
2013	11,156	16.9	28	5,128	26.7	38	30	1.6	29	189	3.3	29
2014 & beyond	24,347	36.9	28	9,296	48.4	36	618	32.9	28	2,664	46.3	37
Parking	9,915	—	—	317	—	—	276	—	—	1,022	—	—

	75,795	100.0	$26	19,516	100.0	$35	2,163	100.0	$31	6,771	100.0	$31

Weighted average market net rent			$29			$43			$32			$35

	Houston			Los Angeles			Denver			Minneapolis
			Net Rate			Net Rate			Net Rate			Net Rate
	000’s		per Sq.	000’s		per Sq.	000’s		per Sq.	000’s		per Sq.
Year of Expiry	Sq. Ft.	%	Ft.-$	Sq. Ft.	%	Ft.-$	Sq. Ft.	%	Ft.-$	Sq. Ft.	%	Ft.-$

Currently available	336	5.4		1,075	12.6		56	4.3		267	10.7
2007	575	9.3	$13	668	7.8	$19	55	4.3	$17	36	1.4	$9
2008	454	7.4	16	766	9.0	25	48	3.7	18	32	1.3	14
2009	155	2.5	20	558	6.5	21	9	0.7	20	221	8.9	5
2010	941	15.3	14	981	11.5	24	100	7.7	22	55	2.2	10
2011	581	9.4	16	1,004	11.8	22	89	6.9	20	35	1.4	11
2012	1,232	20.0	16	1,125	13.2	31	77	6.0	20	126	5.1	17
2013	522	8.5	16	587	6.9	25	152	11.8	22	647	26.0	9
2014 & beyond	1,372	22.2	19	1,769	20.7	33	706	54.6	22	1,068	43.0	13
Parking	790	—	—	2,139	—	—	503	—	—	521	—	—

	6,958	100.0	$16	10,672	100.0	$27	1,795	100.0	$21	3,008	100.0	$11

Weighted average market net rent			$17			$24			$17			$15

	Toronto			Calgary			Ottawa			Other
			Net Rate			Net Rate			Net Rate			Net Rate
	000’s		per Sq.	000’s		per Sq.	000’s		per Sq.	000’s		per Sq.
Year of Expiry	Sq. Ft.	%	Ft.-$	Sq. Ft.	%	Ft.-$	Sq. Ft.	%	Ft.-$	Sq. Ft.	%	Ft.-$

Currently available	443	4.2		15	0.2		15	0.8		62	4.4
2007	413	4.0	$19	48	0.7	$19	142	7.4	$12	145	10.4	$11
2008	554	5.3	19	287	4.2	19	78	4.1	11	52	3.7	10
2009	946	9.0	17	322	4.7	18	138	7.2	11	83	5.9	9
2010	1,026	9.8	23	915	13.5	21	2	0.1	33	172	12.3	9
2011	714	6.8	23	1,602	23.6	17	29	1.5	9	143	10.2	12
2012	883	8.4	21	499	7.3	25	4	0.2	29	78	5.6	12
2013	1,589	15.2	23	1,286	18.9	20	952	49.9	16	74	5.3	16
2014 & beyond	3,887	37.3	21	1,827	26.9	20	549	28.8	12	591	42.2	10

Parking	1,828	—	—	1,044	—	—	1,030	—	—	445	—	—

	12,283	100.0	$21	7,845	100.0	$20	2,939	100.0	$14	1,845	100.0	$11

Weighted average market net rent			$23			$29			$14			$15

COMMERCIAL DEVELOPMENT
We hold interests in over 17 million square feet of high-quality, centrally-located development sites at various stages of planning and construction. We will seek to monetize these sites through development only when our risk-adjusted return hurdles are met and when preleasing targets with one or more lead tenants have been achieved. As the economy rebounds, continued supply constraints should create opportunities for us to enhance value through the development of these assets. We currently have six projects under development which are outlined on page 28 of this MD&A.

The following table summarizes our commercial development projects at December 31, 2006:

		Number
	Description	of Sites	Ownership(1)	Sq. Ft.

New York, New York
Ninth Avenue	Between 31st and 33rd Streets across from the Farley Post Office	1	100%	4,700,000

Washington, D.C
77 K Street	Adjacent to Union Station	1	50%	322,000
Reston Crescent	3.6 acre landscaped campus adjacent to Reston, Virginia	1	100%	1,000,000
Waterview	Located at the foot of the Key Bridge in Rosslyn, Virginia	1	25%	930,000

Houston, Texas
Four Allen Center(2)	1400 Smith Street	1	100%	1,267,000
1500 Smith Street	Between Continental Center I and Four Allen Center	1	100%	800,000
Allen Center Garage	Located in the heart of the Allen Center / Cullen Center complex	1	100%	700,000
Allen Center Gateway	Adjacent to the Allen Center	1	100%	700,000

Toronto, Ontario
Bay Adelaide Centre	Bay and Adelaide Streets	1	100%	2,600,000
BCE Place III	Third phase of BCE Place project	1	65%	800,000

Calgary, Alberta
Bankers Court	East and West Parkades adjacent to Bankers Hall	1	50%	500,000
Herald Site	Within one block from our existing Calgary assets	1	100%	1,100,000

Ottawa, Ontario
300 Queen Street	Third phase of Place de Ville project	1	25%	500,000

Denver, Colorado
425 15th St.	One block from Republic Plaza	1	100%	800,000
Tremont Garage	One block from Republic Plaza	1	100%	500,000

Total		15		17,219,000

(1)	Represents the company’s consolidated interest before non-controlling interests

(2)	Property is currently under redevelopment. 100% of the building has been leased to Chevron, who will move into the building once redevelopment is complete
Residential Development
We develop residential land and conduct homebuilding operations. These business units primarily entitle and develop land in master-planned communities and sell these lots to other homebuilders. Through these units we also build and sell homes. Operations are currently focused in five markets: Alberta, Ontario, Colorado, Texas and Kansas City.
We intend to continue to grow this business by selectively acquiring land that provides the residential development groups with attractive projects that are consistent with our overall strategy and management expertise.
We classify our residential and development business into three categories: land held for development; land under development; and housing inventory. Land held for development includes costs of acquiring land as well as general infrastructure costs to service the land within a community that is not directly related to saleable lots. Once development of a phase begins, the associated costs with that phase are transferred from land held for development to land under development which includes all underlying costs that are attributable to the phase of saleable lots, including the underlying land, roads and parks. Included in housing inventory is associated land as well as construction costs.

The following table summarizes our residential land development at December 31, 2006:

	Under Development		Housing Inventory		Held for Development
		Book Value		Book Value	Estimated	Book Value
	Number of Lots	(Millions)	Number of Units	(Millions)	Number of Lots	(Millions)

Alberta	3,753	$212	566	$35	32,007	$223
Ontario	350	4	186	23	8,185	52
Colorado	806	29	—	—	7,686	79
Texas	102	3	—	—	7,178	40
Kansas City	64	1	—	—	498	5

Total	5,075	$249	752	$58	55,554	$399

PERFORMANCE MEASUREMENT
The key indicators by which we measure our performance are:
•	Net income per share;

•	Net operating income;

•	Funds from operations per share;

•	Overall indebtedness level;

•	Weighted average cost of debt; and

•	Occupancy levels.
Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cashflow is monitored and analyzed using net income, net operating income and funds from operations. While net income is calculated in accordance with generally accepted accounting principles (“GAAP’), net operating income and funds from operations are both non-GAAP financial measures which do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. We provide the components of net operating income on page 42 and a full reconciliation from net income to funds from operations on page 41 of this MD&A.
Net Income
Net income is calculated in accordance with GAAP. Net income is used as a key indicator in assessing the profitability of the company.
Net Operating Income
Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administration and income tax expenses. Net operating income is used as a key indicator of performance as it represents a measure over which management has control. We measure the performance of management by comparing the performance of the property portfolio adjusted for the effect of current and prior year sales and acquisitions.
Funds from Operations
Funds from operations is defined as net income prior to extraordinary items, one-time transaction costs, depreciation and amortization, and certain other non-cash items. While we believe that funds from operations is the most relevant measure to analyze real estate as commercial properties generally appreciate rather than depreciate, we believe that funds from operations, net operating income and net income are all relevant measures. We compute funds from operations substantially in accordance with the definition provided by the Real Property Association of Canada (“RealPac”). Under this definition, funds from operations does not represent or approximate cash generated from operating activities determined in accordance with GAAP in Canada or the United States, and should not be considered as an alternative to GAAP measures. Accordingly, we provide a reconciliation of funds from operations to net income, consistent with the definition provided as set out above. A reconciliation is not provided to cashflow from operating activities, as it is often subject to fluctuations based on the timing of working capital payments.
KEY PERFORMANCE DRIVERS
In addition to monitoring and analyzing performance in terms of net operating income and funds from operations, we consider the following items to be important drivers of our current and anticipated financial performance:
•	Increases in occupancies by leasing up vacant space;

•	Increases in rental rates as market conditions permit; and

•	Reduction in occupancy costs through achieving economies of scale and diligently managing contracts.

We also believe that the key external performance drivers are:
•	The availability of new property acquisitions which fit into our strategic plan;

•	The availability of equity capital at a reasonable cost; and

•	The availability of debt capital at a cost and on terms conducive to our goals.
SIGNIFICANT EVENTS
Trizec Acquisition
On October 5, 2006, we, together with our partner in this transaction, The Blackstone Group, completed the acquisition of all of the shares of Trizec Properties, Inc. (“Trizec”), a publicly-traded U.S. Office REIT. We also completed the acquisition of Trizec Canada Inc. (“Trizec Canada”), a Canadian company that held, among other assets, an approximate 38% stake in Trizec. The outstanding shares of common stock of Trizec not already owned by Trizec Canada were acquired at $29.0209 per share in cash. All of the outstanding subordinate voting shares and multiple voting shares of Trizec Canada were acquired at $30.9809 per share in cash. The total purchase price, including transaction costs, was $5.7 billion. Our share of the transaction’s equity following syndication to institutional partners was $857 million.
The portfolio, acquired in our U.S. Office Fund, consists of approximately 29 million square feet in New York, Washington, D.C., Los Angeles and Houston. These markets are consistent with Brookfield Properties’ strategy to invest in cities with strong financial services, government and energy sector tenants.
In connection with our acquisition of properties, purchase costs are allocated to the tangible and intangible assets and liabilities acquired based on their estimated fair values. The value of the tangible assets, consisting of land, buildings and building and tenant improvements, are determined as if vacant (i.e., at replacement cost). Intangible assets, including the above-market value of leases, tenant relationships and the value of lease origination costs are recorded at their relative fair values. The below-market value of leases is recorded in Intangible liabilities on our consolidated balance sheet.
Above- and below-market values and lease origination costs are recorded based on the present value (using an interest rate reflecting the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the leases negotiated and in-place at the time of acquisition and (ii) management’s estimate of fair market lease rates for the property or equivalent property, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market or below-market lease value is amortized as a reduction of, or increase to, rental income over the remaining non-cancelable term of each lease plus any renewal periods with fixed rental terms that are considered to be below-market.
The total amount of other intangible assets allocated to lease origination costs and tenant relationship intangible values is based on management’s evaluation of the specific characteristics of each lease and our overall relationship with each tenant. Factors considered in the allocation of these values include, but are not limited to, the nature of the existing relationship with the tenant, the tenant’s credit quality, the expectation of lease renewals, the estimated carrying costs of the property during a hypothetical expected lease-up period, current market conditions and the costs to execute similar leases.
The value of lease origination costs is amortized to expense over the remaining initial term of each lease. The value of tenant relationship intangibles is amortized to expense over the initial terms of the leases; however, no amortization period for intangible assets will exceed the remaining depreciable life of the building.
In the event that a tenant terminates its lease, the unamortized portion of each intangible, including market rate adjustments, lease origination costs and tenant relationship values, will be charged as an expense.

The following is a summary of our investment in the portfolio:

			Brookfield Properties’	Purchase Price
	Number of	Leasable Area	Owned Interest	Book Value
Region	Properties	(000’s Sq. Ft.)	(000’s Sq. Ft.)	(Millions)

New York, New York	6	7,069	5,617	$2,594
Washington, D.C.	23	4,505	4,328	1,289
Houston, Texas	7	6,958	6,307	943
Los Angeles, California	22	10,672	10,438	2,698

	58	29,204	26,690	7,524
Office development sites	5	4,130	3,433	67

Total commercial and development properties	63	33,334	30,123	$7,591

Cash and cash equivalents				325
Restricted cash				88
Accounts receivable and other assets				62
Intangible assets(1)				739
Accounts payable and other liabilities assumed				(218)
Intangible liabilities(1)				(816)
Future income tax liabilities				(182)
Non-controlling interests assumed				(4)
Preferred shares assumed				(65)
Commercial property debt assumed				(1,854)

Total purchase price				$5,666

(1)	All intangibles are subject to amortization

The total purchase price was financed as follows:

(Millions)

Investment by Fund partners and joint venture partner	$1,042
Acquisition financing	3,702
Brookfield Properties’ equity investment	857
Cash on hand utilized	167
Excess funding for working capital	(102)

Total purchase price	$5,666

The earnings from the company’s interest in Trizec are included in the consolidated statement of income commencing October 5, 2006.
The following summarizes the total equity capitalization in the Trizec acquisition:

(Millions)	Capitalization	%

Institutional Investors	$535	28
Brookfield Properties’ Equity	857	45

U.S. Office Fund Equity	1,392	73
The Blackstone Group	507	27

Total Equity	$1,899	100

Further details and analysis of our U.S. Office Fund is included in Part III of this MD&A, commencing on page 50.

PART II – FINANCIAL STATEMENT ANALYSIS
ASSET PROFILE
Our total asset book value was $19.3 billion at December 31, 2006, an increase of $9.8 billion from 2005. The increase in total assets is primarily attributable to the acquisition of the Trizec portfolio, as well as a significant increase in our development properties’ portfolio. The following is a summary of our assets over the past two years:

(Millions)	Dec. 31, 2006	Dec. 31, 2005

Commercial properties	$15,287	$7,430
Commercial developments	735	224
Residential developments	706	391
Receivables and other	974	830
Intangible assets	853	125
Restricted cash and deposits	507	316
Marketable securities	—	58
Cash and cash equivalents	188	64
Assets held for sale(1)	64	75

Total	$19,314	$9,513

(1)	Includes $61 million of commercial properties and $3 million of other assets related to assets held for sale at December 31, 2006 (December 31, 2005 — $75 million and nil, respectively)
COMMERCIAL PROPERTIES
Our acquisition of the Trizec portfolio accounts for the majority of the increase in book value of commercial properties from December 31, 2005. The total value assigned to the Trizec commercial property assets was $7.5 billion at December 31, 2006. Our 45% economic interest in the Trizec portfolio was purchased for $857 million, after the assumption of debt and acquisition financing totaling $5.7 billion, and comprises 29 million square feet in New York, Washington, D.C., Houston and Los Angeles.
In addition to the purchase of the Trizec portfolio, we acquired One Bethesda and 601 and 701 South 12th Street in Washington, D.C. and purchased the remaining 75% interest in Hudson’s Bay Centre in Toronto. These acquisitions are offset by the disposition of the Trade Center Denver in the first quarter of 2006 and the sale of six properties in Calgary and two properties in Winnipeg in the second quarter of 2006, which were purchased in 2005 as part of the O&Y acquisition. The consolidated carrying value of our North American properties is approximately $265 per square foot, significantly less than the estimated replacement cost of these assets.
A breakdown of our commercial properties by region is as follows:

		Brookfield Properties’	Dec. 31, 2006	Dec. 31, 2005
	Leasable Area	Owned Interest	Book Value	Book Value
Region	(000’s Sq. Ft.)	(000’s Sq. Ft.)(1)	(Millions)	(Millions)

New York, New York	19,516	16,352	$6,495	$3,824
Boston, Massachusetts	2,163	1,103	350	325
Washington, D.C.	6,771	6,594	1,980	395
Houston, Texas	6,958	6,307	941	—
Los Angeles, California	10,672	10,438	2,689	—
Toronto, Ontario	11,042	6,352	1,434	1,399
Calgary, Alberta	7,845	3,544	513	570
Ottawa, Ontario	2,780	695	88	100
Denver, Colorado	1,795	1,795	264	269
Minneapolis, Minnesota	3,008	3,008	423	429
Other	1,845	1,155	110	119

Continuing operations	74,395	57,343	15,287	7,430
Discontinued operations	1,400	661	61	75

Total	75,795	58,004	$15,348	$7,505

(1)	Represents the company’s consolidated interest before non-controlling interests
TENANT INSTALLATION COSTS AND CAPITAL EXPENDITURES
Upon the signing of the majority of our leases, we provide tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Tenant improvements and leasing commissions are capitalized in the year incurred, amortized over the term of the lease and recovered through rental payments. Expenditures for tenant installation costs in 2006 totaled $82 million, compared with the $123 million expended in 2005. The decrease was a result of costs incurred in the prior year for the substantial lease-up of Three World Financial Center in New York offset by an increase in leasing commissions incurred as a result of increased leasing activity.
Tenant installation costs are summarized as follows:

(Millions)	2006	2005

Leasing commissions	$27	$15
Tenant improvements	55	108

Total	$82	$123

We also invest in on-going maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Capital expenditures for the year ended December 31, 2006 totaled $25 million, compared with $21 million during 2005. These expenditures exclude repairs and maintenance costs which are recovered through contractual tenant cost recovery payments.
Capital expenditures include revenue-enhancing capital expenditures, which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and non-revenue enhancing expenditures, which are those required to extend the service life of an asset.
The details of our capital expenditures are summarized as follows:

(Millions)	2006	2005

Revenue enhancing	$14	$15
Non-revenue enhancing	11	6

Total	$25	$21

In the fourth quarter of 2006, three properties met the criteria for being classified as held for sale: Atrium on Bay in Toronto, and 2200 Walkley and 2204 Walkley in Ottawa. We have reclassified $64 million of assets and $36 million of liabilities to assets held for sale and liabilities related to assets held for sale, respectively, in connection with these properties.
In the third and fourth quarters of 2005, two properties, the Colorado State Bank Building (“CSBB”) and the Trade Center Denver, respectively, met the criteria for being classified as held for sale. The sale of CSBB closed in December 2005 and the disposition of Trade Center Denver was completed in January 2006. At December 31, 2005, we reclassified $75 million of assets and $51 million of liabilities to assets held for sale and liabilities related to assets held for sale, respectively, in connection with these properties.
COMMERCIAL DEVELOPMENTS
Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total book value of this development land and infrastructure was $735 million at December 31, 2006, an increase of $511 million from $224 million in 2005. The increase is primarily attributable to the acquisitions of 400 West 33rd Street (combined with our previously owned 401 West 31st Street site, this gives us ownership of two blocks of land at Ninth Avenue from 31st to 33rd Streets totaling five acres) in New York and Herald site in Calgary in the fourth quarter of 2006, and Four Allen Center in Houston and 77 K Street in Washington, D.C. in the third quarter of 2006. In addition, with the Trizec portfolio, we acquired five development sites totaling 4.1 million square feet in the fourth quarter of 2006.

The details of the commercial development property portfolio and related book values are as follows:

		Sq. Ft. Currently
(Millions, except square feet)	Buildable Sq. Ft.	Under Construction	Dec. 31, 2006	Dec. 31,2005

Active developments and properties under redevelopment
Bay Adelaide Centre, Toronto	2,600,000	1,100,000	$251	$191
Four Allen Center, Houston	1,267,000	1,267,000	139	—
Reston Crescent, Washington, D.C.	1,000,000	185,000	6	—
Waterview, Washington, D.C.	930,000	930,000	44	—
77 K Street, Washington, D.C.	322,000	322,000	16	—
Bankers Court, Calgary	500,000	265,000	7	4
Planning
Ninth Avenue, New York	4,700,000		184	10
Herald Site, Calgary	1,100,000		38	—
Others:
1500 Smith Street, Houston	800,000
Allen Center Gateway, Houston	700,000
Allen Center Garage, Houston	700,000
425 15th Street, Denver	800,000
Tremont Garage, Denver	500,000
BCE Place III, Toronto	800,000
300 Queen Street, Ottawa	500,000

	4,800,000		50	19

Total	17,219,000	4,069,000	$735	$224

Although we are not a speculative developer, we are a full-service real estate company with in-house development expertise. With over 17 million square feet of high-quality, centrally-located development properties in New York, Washington, D.C., Houston, Toronto, Calgary, Ottawa and Denver, we will undertake developments when our risk-adjusted returns and preleasing targets have been achieved. The following development activity took place during 2006:
•	In July, 2006, we acquired 50% of a Capitol Hill development site, 77 K Street in Washington, D.C., for $15 million in a 50-50 joint venture with ING Clarion. We will be acting as general partner and developer. Construction on the 322,000 square foot building commenced in November, 2006 and upon completion, expected in 2008, we will manage the building.

•	In July, 2006, we began development on Phase I of our Bay Adelaide Centre project in Toronto. We signed a long-term lease with KPMG, a global professional services firm, for approximately 250,000 square feet in Bay Adelaide Centre West, the first tower of the three-phase project.

•	In July, 2006, we began development on our Bankers Court project in Calgary. The project is 500,000 square feet, of which 265,000 square feet is currently being developed as a 15-storey building adjacent to the 2.7 million square foot Bankers Hall complex in the heart of downtown Calgary. The project is fully leased and completion is expected in 2008.

•	In September, 2006, we acquired Four Allen Center, a 1,267,000 square foot building located at 1400 Smith Street in downtown Houston for $120 million. Re-development commenced during the fourth quarter of 2006. On closing, the building was 100% leased to Chevron U.S.A., Inc. (“Chevron”), a subsidiary of Chevron Corporation. Chevron is expected to move into the building once construction is complete sometime in late 2007. We raised $240 million of mortgage financing to fund the acquisition and refurbishment costs.

•	In October, 2006, we acquired five development sites along with the acquisition of the Trizec portfolio: Reston Crescent and Waterview in Washington, D.C. and 1500 Smith Street, Allen Center Garage and Allen Center Gateway in Houston. Reston Crescent and Waterview are currently under development and both are expected to be complete in 2007.

•	In November, 2006, we purchased a site at 400 West 33rd Street in New York with 2.2 million buildable square feet. This site is adjacent to our existing site at 401 West 31st Street. The combined site on Ninth Avenue can accommodate up to 4,700,000 square feet of development.

•	In December, 2006, we purchased the Herald Site in downtown Calgary with 1.1 million buildable square feet for C$45 million. The site is within one block of each of our core office assets: Fifth Avenue Place, Bankers Hall and Petro-Canada Centre.

Expenditures for development and redevelopment on commercial and development properties totaled $79 million in 2006 compared with $50 million in 2005. The increase is due to construction costs incurred on Bay Adelaide Centre, Bankers Court and 77 K Street, which are all currently under active development.
The details of development and redevelopment expenditures are as follows:

(Millions)	2006	2005

Construction costs	$38	$30
Interest capitalized	24	15
Property taxes and other	17	5

Total	$79	$50

RESIDENTIAL DEVELOPMENT
Our residential development operations are focused in five markets: Alberta, Ontario, Colorado, Texas and Kansas City. The book value of these investments at December 31, 2006 was $706 million, compared with $391 million at the end of 2005. The increase was attributable to additional land acquisitions and increased work in progress on costs incurred during the year offset by residential inventory sold.
The details of our residential development property portfolio are as follows:

(Millions)	Dec. 31, 2006	Dec. 31, 2005

Under development	$249	$120
Housing inventory	58	46
Held for development	399	225

Total	$706	$391

The details of our land under development, housing inventory and land held for development are as follows:

	Number of Lots		Book Value (Millions)
Under Development	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005

Alberta	3,753	2,348	$212	$90
Ontario	350	269	4	9
Colorado	806	729	29	19
Texas	102	158	3	2
Kansas City	64	—	1	—

Total	5,075	3,504	$249	$120

	Number of Units		Book Value (Millions)
Housing Inventory	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005

Alberta	566	365	$35	$23
Ontario	186	228	23	23

Total	752	593	$58	$46

	Estimated Number of Lots		Number of Acres		Book Value (Millions)
Held for Development	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005

Alberta	32,007	24,943	4,913	4,428	$223	$156
Ontario	8,185	6,983	1,637	1,364	52	39
Colorado	7,686	2,931	1,531	548	79	23
Texas	7,178	1,859	1,860	541	40	7
Kansas City	498	—	83	—	5	—

Total	55,554	36,716	10,024	6,881	$399	$225

RECEIVABLES AND OTHER ASSETS
Receivables and other assets increased to $974 million at December 31, 2006 from $830 million at December 31, 2005 primarily due to the acquisition of Trizec and the expansion of our land and housing business.
The components of receivables and other assets are as follows:

(Millions)	Dec. 31, 2006	Dec. 31, 2005

Receivables	$432	$371
Real estate mortgages	86	86
Residential receivables and other assets	245	219
Prepaid expenses and other assets	211	154

Total	$974	$830

INTANGIBLE ASSETS
In September 2003, the CICA issued EIC 140 “Accounting for Operating Leases Acquired in Either an Asset Acquisition or a Business Combination” in which the Emerging Issues Committee of the CICA concluded that an enterprise that acquires real estate should allocate a portion of the purchase price to in-place operating leases, based on their fair value that the enterprise acquires in connection with the real estate property. As described on page 24 of this MD&A, we assessed the fair value of acquired intangible assets and liabilities, including tenant improvements, above- and below-market leases, origination costs, and other identified intangible assets and assumed liabilities, and have allocated $853 million (2005 — $125 million) to lease origination costs, tenant relationships, above-market leases and below-market ground leases, net of related amortization, in connection with acquisitions since September 2003, including the Trizec acquisition, the O&Y acquisition and the recent acquisitions in the greater Washington, D.C. area.
The components of intangible assets are as follows:

(Millions)	Dec. 31, 2006	Dec. 31, 2005

Intangible assets
Lease origination costs	$263	$52
Tenant relationships	573	80
Above-market leases and below-market ground leases	79	3

	915	135
Less accumulated amortization
Lease origination costs	(32)	(2)
Tenant relationships	(26)	(8)
Above-market leases and below-market ground leases	(4)	—

Total net	$853	$125

RESTRICTED CASH AND DEPOSITS
Cash and deposits are considered restricted when there are limits imposed by third parties that prevent its use for current purposes. Restricted cash and deposits increased to $507 million in 2006 from $316 million in 2005. The increase is primarily a result of $120 million related to an escrow account set up in connection with the acquisition of Four Allen Center in Houston in the third quarter of 2006, offset by the reinvestment of restricted cash held in a depository account that was used for the purchase of 601 & 701 South 12th Street into our Washington, D.C. portfolio. Included in restricted cash and deposits is $249 million (2005 — $256 million) of short-term government securities held in a trust account to match interest and principal payments of the $241 million mortgage on One Liberty Plaza maturing in 2007.
CASH AND MARKETABLE SECURITIES
We endeavor to maintain high levels of liquidity to ensure that we can react quickly to potential investment opportunities. This liquidity consists of cash and marketable securities, which contribute investment returns, as well as committed lines of credit. To ensure we maximize our returns, cash balances are generally carried at a modest level and excess cash is used to repay revolving credit lines. These funds are invested in short-term marketable securities.
As at December 31, 2006, cash balances increased to $188 million from $64 million at December 31, 2005 as marketable securities of $58 million were disposed of for the acquisition of the remaining 75% interest in Hudson’s Bay Centre which closed in the second quarter of 2006.

UTILIZATION OF CASH RESOURCES
The following table illustrates the utilization of cashflow generated by our operating activities, and our financing and investing initiatives:

(Millions)	2006	2005	Total

Cashflow provided by operating activities	$66	$230	$296
Financing
Borrowings, net of repayments	1,365	283	1,648
Trizec acquisition financing arranged	3,702	—	3,702
Distributions to non-controlling interests	(12)	(13)	(25)
Net issuance (repurchase) of common shares	1,234	(66)	1,168
Shareholder distributions	(176)	(152)	(328)

	6,113	52	6,165

Investing
Marketable securities	58	227	285
Loans receivable and other	(24)	—	(24)
Acquisition of Trizec, net of cash and cash equivalents acquired	(5,341)	—	(5,341)
Acquisitions of real estate, net	(487)	(359)	(846)
Development and redevelopment	(79)	(50)	(129)
Commercial property tenant improvements	(55)	(108)	(163)
Restricted cash and deposits	(102)	(19)	(121)
Capital expenditures	(25)	(21)	(46)

	(6,055)	(330)	(6,385)

Increase / (decrease) in cash	$124	$(48)	$76

Cashflow from operating activities represents a source of liquidity to service debt, to fund capital expenditures and leasing costs, and to fund distributions on shares. Cashflow from commercial operating activities is dependent upon occupancy levels of properties owned, rental rates achieved and timing of the collection of receivables and payment of payables.
LIABILITIES AND SHAREHOLDERS’ EQUITY
Our asset base of $19.3 billion is financed with a combination of debt, capital securities and preferred and common equity. The components of our liabilities and shareholders’ equity over the past two years are as follows:

(Millions)	Dec. 31, 2006	Dec. 31, 2005

Liabilities
Commercial property debt	$11,185	$5,216
Accounts payable and other liabilities	923	500
Intangible liabilities	919	126
Future income tax liability	584	188
Liabilities related to assets held for sale(1)	36	51
Capital securities – corporate	1,093	1,101
Capital securities – fund subsidiaries	803	—
Non-controlling interests – fund subsidiaries	266	—
Non-controlling interests – other subsidiaries	67	59
Preferred equity – subsidiaries	326	329
Shareholders’ equity
Preferred equity – corporate	45	45
Common equity	3,067	1,898

Total	$19,314	$9,513

(1)	Includes $34 million of commercial property debt and $2 million of other liabilities associated with liabilities related to assets held for sale at December 31, 2006 (December 31, 2005 — $51 million and nil, respectively)
COMMERCIAL PROPERTY DEBT
Commercial property debt totaled $11.2 billion at December 31, 2006, compared with $5.2 billion at December 31, 2005. The increase during 2006 is primarily due to the acquisition of the Trizec portfolio, which added $5.8 billion of debt. In addition, during 2006, we had new property debt on 601 & 701 South 12th Street, Hudson’s Bay Centre, One Bethesda and Four Allen Center and we refinanced 53 State Street. These increases are offset by principal amortization. Commercial property debt at December 31, 2006 had an average interest rate of 6.8% and an average term to maturity of eight years. Predominantly all of our Direct commercial property debt is recourse only to specific properties, thereby reducing the overall financial risk to the company. Our U.S. Office Fund debt is recourse to the Fund entities.

Our financing targets and results are set out in the following table:

	Three-Year		Annual Results
Objective	Average		2006		2005		2004

Maintain debt-to-total-market-capitalization of 50% or less	37%		41%		34%		37%
Move toward long-term goal of 95% non-recourse debt(1)	92%		94%		88%		93%
Maintain interest expense coverage of 2.2x or greater(2)	2.4	x	2.1	x	2.6	x	2.6	x

(1)	Non-recourse to Brookfield Properties Corporation

(2)	2006 is lower than our target due to corporate debt used to fund the acquisition of Trizec. In December 2006, this debt was repaid with proceeds from the common share equity offering
In addition, we attempt to match the maturity of our commercial property debt portfolio with the average lease term of our properties. At December 31, 2006, the average term to maturity of our commercial property debt was eight years, while our average lease term was seven years.
During 2006, we financed or refinanced $710 million of commercial property debt. The details are as follows:

	Financed / Refinanced
(Millions)	Mortgage	Interest Rate %

Hudson’s Bay Centre	$85	CDOR + 150bps
601 & 701 South 12th Street	95	5.42%
53 State Street	143	5.96%
One Bethesda	53	5.66%
Atrium on Bay	34	CDOR + 115bps

Total Commercial Property	410
Term Loan Facility	300	LIBOR + 150bps

Total	$710

We have $650 million of committed corporate credit facilities consisting of a $350 million bank credit facility and a $300 million line from Brookfield Asset Management. During 2006, we paid down the balance of these facilities which are in the form of three-year revolving facilities (balances at December 31, 2005 were $274 million and $50 million, respectively). At the time of the Trizec acquisition, we financed a new term $600 million loan facility at a rate of LIBOR + 150 basis points in the form of a twelve month facility with two six-month extension options. The outstanding balance at December 31, 2006 on this facility was $300 million. We also financed Hudson’s Bay Centre at 150 basis points over the CDOR Interbank rate for $85 million, 601 & 701 South 12th Street at a fixed rate of 5.42% for $95 million and One Bethesda for $53 million at a fixed rate of 5.66%. We refinanced 53 State Street with a $143 million, 10-year non-recourse mortgage debt at a fixed rate of 5.96%. We also refinanced Atrium on Bay for $34 million on a one-year floating rate basis at 115 basis points over the one-month CDOR Interbank rate while the asset is repositioned. This asset is currently held for sale.
As at December 31, 2006, we had approximately $345 million (2005 — $397 million) of indebtedness outstanding to Brookfield Asset Management Inc. and its affiliates. During the fourth quarter of 2006, we obtained a $500 million bridge acquisition facility from Brookfield Asset Management for the purchase of the Trizec portfolio. This facility was fully repaid by the end of December 2006.
The composition of debt owed to Brookfield Asset Management is as follows:

(Millions)	Dec. 31, 2006	Dec. 31, 2005

Corporate credit facility	$—	$50
Property specific debt	174	175
Class AAA series E capital securities	171	172

Total	$345	$397

Interest expense related to indebtedness, including preferred dividends reclassified to interest expense, totaled $35 million for the year ended December 31, 2006, compared to $12 million in 2005, and was recorded at the exchange amount.

The details of commercial property debt at December 31, 2006 are as follows:

				Brookfield Properties’
		Interest Rate	Maturity	Consolidated Share
Commercial Property	Location	%	Date	(Millions)	Mortgage Details

Direct
Atrium on Bay	Toronto	5.49	2007	$34	Non-recourse, floating rate
One Liberty Plaza(1)	New York	6.98	2007	241	Non-recourse, fixed rate
TD Canada Trust Tower	Toronto	6.86	2007	103	Non-recourse, fixed rate
Hudson’s Bay Centre	Toronto	5.84	2008	85	Non-recourse, floating rate
Petro-Canada Centre	Calgary	6.43	2008	108	Non-recourse, fixed rate
One World Financial Center	New York	6.32	2009	300	Recourse, floating rate
245 Park Avenue	New York	6.65	2011	239	Non-recourse, fixed rate
One Liberty Plaza	New York	6.75	2011	401	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	7.59	2011	64	Non-recourse, fixed rate
Potomac Tower	Washington	4.72	2011	75	Non-recourse, fixed rate
Exchange Tower	Toronto	6.83	2012	55	Non-recourse, fixed rate
Two World Financial Center	New York	6.91	2013	607	Non-recourse, fixed rate
Four World Financial Center	New York	6.95	2013	306	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.49	2013	298	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20	2013	152	Non-recourse, fixed rate
601 South 12th Street	Washington	5.42	2013	52	Non-recourse, fixed rate
701 South 12th Street	Washington	5.42	2013	43	Non-recourse, fixed rate
Republic Plaza	Denver	5.13	2014	168	Non-recourse, fixed rate
1625 Eye Street	Washington	6.00	2014	127	Non-recourse, fixed rate
53 State Street	Boston	5.96	2016	143	Non-recourse, fixed rate
One Bethesda	Washington	5.66	2016	53	Non-recourse, fixed rate
Royal Centre	Vancouver	7.50	2022	42	Non-recourse, fixed rate
33 South Sixth Street	Minneapolis	6.72	2027	95	Non-recourse, fixed rate
Dain Plaza	Minneapolis	7.37	2027	82	Non-recourse, fixed rate
701 9th Street	Washington	6.73	2028	153	Non-recourse, fixed rate
75 State Street	Boston	7.00	2028	85	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26	2032	400	Non-recourse, fixed rate
300 Madison Avenue	New York	5.57	2012	92	Non-recourse, floating rate

				4,603

U.S. Fund
2000 L Street	Washington	6.26	2007	56	Non-recourse, fixed rate
Bethesda Crescent	Washington	7.07	2008	34	Non-recourse, fixed rate
Two Ballston Plaza	Washington	6.91	2008	26	Non-recourse, fixed rate
5670 Wilshire	Los Angeles	6.47	2008	59	Non-recourse, floating rate
Waterview	Washington	6.98	2009	30	Non-recourse, floating rate
1460 Broadway	New York	5.11	2012	12	Non-recourse, floating rate
Four Allen Center	Houston	5.77	2013	240	Non-recourse, fixed rate
Grace Building	New York	5.54	2014	195	Non-recourse, fixed rate
1411 Broadway	New York	5.50	2014	112	Non-recourse, fixed rate
2001 M Street	Washington	5.25	2014	45	Non-recourse, fixed rate
Bank of America Building	Los Angeles	5.31	2014	237	Non-recourse, fixed rate
Ernst & Young Plaza	Los Angeles	5.07	2014	114	Non-recourse, fixed rate
One New York Plaza	New York	5.50	2016	396	Non-recourse, fixed rate
Victor Building	Washington	5.39	2016	47	Non-recourse, fixed rate
Marina Towers	Los Angeles	5.84	2016	21	Non-recourse, fixed rate
Mezzanine debt	—	7.85	2011	3,102	Non-recourse, floating rate
CMBS Pool debt	—	6.10	2011	600	Non-recourse, floating rate
CMBS Pool debt	—	6.83	2008/2011	473	Non-recourse, fixed rate

				5,799
Canadian Fund
First Canadian Place	Toronto	8.06	2009	60	Non-recourse, fixed rate
O&Y portfolio debt	—	Various	2007	139	Various terms

				199
Corporate and Other
Term facility	—	6.82	2008	300	Recourse, floating rate
Development and other debt	—	Various	Various	318	Various terms

Total(2)		6.80%		$11,219

(1)	Included in restricted cash and deposits is $249 of securities to match interest and principal payments on this commercial property debt

(2)	Includes $34 million of commercial property debt associated with liabilities related to assets held for sale

Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted-Average
(Millions)	Scheduled			Interest Rate at
Year	Amortization	Maturities	Total	Dec. 31, 2006

2007(1)	$171	$635	$806	6.5%
2008	187	773	960	6.6%
2009	138	471	609	6.6%
2010	208	4	212	6.5%
2011	198	4,770	4,968	7.2%
2012 and thereafter	—	3,664	3,664	6.2%

Total	$902	$10,317	$11,219	6.8%

(1)	Includes $34 million of commercial property debt associated with assets held for sale
CONTRACTUAL OBLIGATIONS
The following table presents our contractual obligations over the next five years:

	Payments Due By Period
(Millions)	Total	1 Year	2 - 3 Years	4 - 5 Years	After 5 Years

Commercial property debt	$11,219	$806	$1,569	$5,180	$3,664
Residential development debt	236	200	29	7	—
Capital securities(1)	922	—	—	171	751
Interest expense(2)
Commercial property debt	3,475	690	946	606	1,233
Capital securities — corporate(1)	376	50	100	91	135
Capital securities — fund subsidiaries(3)	191	28	56	56	51

(1)	Excludes Class AAA Series E, as these are retractable at the holder’s option or redeemable at our option at any time

(2)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates

(3)	Excludes redeemable equity interests
Additionally, we have properties situated on land held under leases or other agreements largely expiring on or before the year 2099. Minimum rental payments on land leases are approximately $28 million annually for the next five years and $1,230 million in total on an undiscounted basis.
Credit Ratings
We are currently rated by two credit rating agencies, Dominion Bond Rating Service (“DBRS”) and Standard and Poors (“S&P”). We are committed to arranging our affairs to maintain these ratings and improve them further over time.
The credit ratings for the company at December 31, 2006 and at the date of this report were as follows:

	DBRS	S&P

Corporate rating	BBB (high)	BBB
Preferred shares	Pfd-3 (high)	P3 (high)
At the time of the acquisition of the Trizec portfolio, S&P assigned a negative outlook to our rating. We are working to proactively address this outlook as demonstrated by the December 2006 common equity offering proceeds of which were used to reduce indebtedness.
Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The credit ratings presented are not recommendations to purchase, hold or sell the company’s common or preferred shares, as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.
Corporate Guarantees and Contingent Obligations
We conduct our operations through entities that are fully or proportionately consolidated in the financial statements except for our investment in Brookfield LePage Johnson Controls and a 25% investment in Oakridges, a residential development project in Toronto, which are both equity accounted.
We may be contingently liable with respect to litigation and claims that arise in the normal course of business. In addition, we may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of commitments, guarantees and contingencies can be found in Note 25 to the consolidated financial statements.

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Accounts payable and other liabilities totaled $923 million at December 31, 2006, compared with $500 million at December 31, 2005. The increase is due to the acquisition of Trizec as well as new land development debt, which totaled $236 million in 2006 compared with $158 million in 2005. This financing is primarily recourse in nature to the underlying residential development properties and relates to construction and development loans, which are repaid from the sales proceeds of building lots and homes, and other short-term advances. As new homes are constructed, loans are funded on a rolling basis. This financing had a weighted average interest rate of 6.2% at December 31, 2006 (2005 — 5.0%). The balance of the change is due to additional accrued interest as a result of higher debt balances.
A summary of the components of accounts payable and other liabilities is as follows:

(Millions)	Dec. 31, 2006	Dec. 31, 2005

Accounts payable and accrued liabilities	$549	$227
Residential payables and accrued liabilities	138	115
Land development debt	236	158

Total	$923	$500

INTANGIBLE LIABILITIES
Intangible liabilities are below-market tenant leases and above-market ground leases assumed on acquisitions, net of related accumulated amortization.
The composition of intangible liabilities is as follows:

(Millions)	Dec. 31, 2006	Dec. 31, 2005

Intangible liabilities
Below-market leases	$902	$56
Above-market ground leases	70	74

	972	130

Less accumulated depreciation
Below-market leases	(46)	(1)
Above-market ground leases	(7)	(3)

Total net	$919	$126

FUTURE INCOME TAXES
At December 31, 2006, we had a net future income tax liability of $584 million compared to $188 million at December 31, 2005, an increase of $396 million, primarily due to the utilization of tax losses and the Trizec acquisition.

(Millions)	Dec. 31, 2006	2005

Future income tax liabilities related to difference in tax and book basis, net	$(935)	$(541)
Future income tax assets related to non-capital losses and capital losses	351	353

Total	$(584)	$(188)

CAPITAL SECURITIES — CORPORATE
Pursuant to the CICA Handbook section 3861, “Financial Instruments — Disclosure and Presentation,” financial instruments that may be settled, at our option, in cash or the equivalent value of a variable number of the company’s equity instruments are required to be presented as a liability. Accordingly, certain of our Class AAA preferred shares are classified as liabilities under the caption “Capital securities.”
We have the following capital securities — corporate outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Dec. 31, 2006	Dec. 31, 2005

Class AAA Series E	8,000,000	70% of bank prime	$171	$172
Class AAA Series F	8,000,000	6.00%	171	172
Class AAA Series G	4,400,000	5.25%	110	110
Class AAA Series H	8,000,000	5.75%	171	173
Class AAA Series I	8,000,000	5.20%	171	172
Class AAA Series J	8,000,000	5.00%	171	172
Class AAA Series K	6,000,000	5.20%	128	130

Total			$1,093	$1,101

For redemption dates, refer to Note 16 of the consolidated financial statements

CAPITAL SECURITIES — FUND SUBSIDIARIES
We consolidate our investment in the U.S. Office Fund. Capital securities within our Fund are as follows:

(Millions)	Dec. 31, 2006	Dec. 31, 2005

Debt securities	$257	—
Redeemable equity interests	546	—

Total	$803	—

Debt securities consist of partner contributions to the Fund by way of an unsecured debenture. The debenture matures on October 31, 2013 and bears interest at 11%.
Redeemable equity interests includes $481 million of equity contributions made to the Fund by our joint venture partner, Blackstone. Under the terms of the joint venture agreement, commencing in 2011 Blackstone has the option to put its interest in the venture in exchange for certain properties that are sub-managed by Blackstone. If Blackstone does not exercise this option, in 2013 the Brookfield Properties-led consortium has the option to call Blackstone’s interest in the venture in exchange for the Blackstone sub-managed properties. On exercise of either the put or call, the parties are subject to certain cash adjustment payments to compensate for relative differences in the performance of their respective sub-managed properties in terms of net cash flow and changes in fair value. Blackstone’s equity interest is classified as a liability in our financial statements as we are obligated to transfer assets to Blackstone as a result of Blackstone’s put option. For the year-ended December 31, 2006, there was no impact on the financial statements as a result of the accounting for this arrangement. The balance of redeemable equity interests is comprised of $65 million of redeemable preferred securities bearing interest at 12%.
NON-CONTROLLING INTERESTS — FUND SUBSIDIARIES
At December 31, 2006, non-controlling interests — fund subsidiaries was $266 million (2005 — nil) and represents equity contributions by other Fund investors in the Brookfield Properties-led consortium.
NON-CONTROLLING INTERESTS — OTHER SUBSIDIARIES
In addition to our 100% owned subsidiaries, we conduct our commercial property operations through BPO Properties Ltd. (“BPO Properties”) in Canada, which holds substantially all of our Canadian assets other than BCE Place in Toronto and through Brookfield Financial Properties, L.P. (“Brookfield Financial Properties”) in the U.S., which holds substantially all of our Direct interests in our New York, Boston and Washington, D.C. assets.
The following table details the components of non-controlling interests:

(Millions)	Others’ Equity Ownership	Dec. 31, 2006	Dec. 31, 2005

Common shares of BPO Properties	11.0%	$55	$47
Limited partnership units of Brookfield Financial Properties	0.6%	12	12

Total		$67	$59

Non-controlling interests in BPO Properties increased to $55 million at December 31, 2006 from $47 million at December 31, 2005 primarily due to earnings in 2006 in excess of distributions.
PREFERRED EQUITY — SUBSIDIARIES
In addition to the preferred equity classified as capital securities, we had $326 million of preferred equity outstanding at December 31, 2006 issued by BPO Properties. These preferred shares represent low-cost capital to Brookfield Properties, without dilution to the common equity base. Dividends paid on these preferred shares are a component of non-controlling interests expense.
The following table details the preferred shares issued by our subsidiaries:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	Dec. 31, 2006	Dec. 31, 2005

BPO Properties
	1,805,489	Series G	70% of bank prime	$39	$39
	3,816,527	Series J	70% of bank prime	82	82
	300	Series K	30-day BA + 0.4%	127	129
	2,847,711	Series M	70% of bank prime	61	62
	800,000	Series N	30-day BA + 0.4%	17	17

Total				$326	$329

During 2006, dividends of $14 million were paid on preferred shares issued by our subsidiaries, compared with $10 million in 2005.

PREFERRED EQUITY — CORPORATE
At December 31, 2006 we had $45 million of preferred equity outstanding. Similar to the preferred shares issued by subsidiaries, these preferred shares represent low-cost capital to us, without dilution to our common equity base. Dividends paid on these preferred shares are accounted for as capital distributions.
We have the following preferred shares outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Dec. 31, 2006	Dec. 31, 2005

Class A redeemable voting	6,312,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34

Total			$45	$45

For details regarding the terms on our preferred shares, refer to our Annual Information Form.
During 2006, we paid preferred dividends of $3 million, compared to $2 million in 2005.
COMMON EQUITY
As at December 31, 2006, we had 264,578,971 issued and outstanding common shares. On a diluted basis, we had 269,365,276 common shares outstanding, calculated as follows:

	Dec. 31, 2006	Dec. 31, 2005

Common shares outstanding	264,578,971	231,209,625
Unexercised options	4,786,305	4,641,961

Common shares outstanding — diluted(1)	269,365,276	235,851,586

Common shares repurchased	—	2,693,500

(1)	Includes all potential common shares at December 31, 2006 and December 31, 2005
The diluted book value per common share at December 31, 2006 was $11.76 compared with $8.35 at December 31, 2005. While we repurchased no common shares during 2006, since the inception of the normal course issuer bid in 1999, we have repurchased approximately 21 million shares at an average price of $14.97 per share on a post-split adjusted basis.
At December 31, 2006, the book value of our common equity was $3.1 billion, compared with a market equity capitalization of approximately $10.4 billion, calculated as total common shares outstanding multiplied by $39.33, the closing price per common share on the New York Stock Exchange on December 29, 2006.
Equity offering
In December, 2006, we entered into agreements for the issuance of 33 million of our common shares. Under the agreements, the underwriters purchased 20.625 million of our common shares at a price of $38 per share. Concurrently, Brookfield Asset Management purchased, directly or indirectly, 12.375 million of our common shares at a price of $38 per share. The gross proceeds from the combined share issuances totaled approximately $1.25 billion.
Following the offering, Brookfield Asset Management owns, directly and indirectly, approximately 50.1% of our voting interest.
The proceeds from this offering were used to repay outstanding indebtedness taken on to finance the company’s $857 million equity investment in its U.S. Office Fund created to invest in the acquisition of Trizec and the repayment of lines of credit to ensure the company is in a position to acquire further assets should opportunities of interest become available.
CAPITAL RESOURCES AND LIQUIDITY
We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted average cost of capital, in order to enhance returns for common shareholders.
Contractual rent is the primary driver of cashflow from operating activities, which represents the primary source of liquidity to fund debt service, dividend payments and recurring capital and leasing costs in our commercial property portfolio. Sufficient cashflows are generated by our properties to service these obligations. We seek to increase income from our existing properties by maintaining quality standards, which promote high occupancy rates and permit increases in rental rates while reducing tenant turnover, and controlling operating expenses. Other sources of revenue include third-party fees generated by our real estate management, leasing and development businesses. In addition, our tax status as a corporation and substantial tax loss pools allow us to reinvest and retain cash generated by our operations without incurring cash taxes.

Our commercial property debt is primarily fixed-rate and non-recourse to the company. These investment-grade financings are typically structured on a loan-to-appraised value basis of up to 70%. In addition, in certain circumstances when a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance commercial property, and enhances equity returns.
For the year ended December 31, 2006, common share dividends paid exceeded net cash provided from operating activities, primarily due to the expansion of our land and housing division which utilized approximately $258 million of operating cash flow. Excluding this, operating cashflow exceeded dividends paid by $151 million. During 2006, the company arranged $78 million of project specific financing related to our residential development operations and the balance of capital required was funded by free cashflow generated from our commercial operations.
COST OF CAPITAL
We continually strive to reduce our weighted average cost of capital and improve common shareholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing.
As at December 31, 2006, our weighted average cost of capital, assuming a 12% return on equity, was 7.9% (2005 – 8.1%). Our cost of capital is lower than many of our peers because of the greater amount of investment-grade financing which can be placed on our assets, a function of the high-quality nature of both the assets and the tenant base which comprise our portfolio. The increase over the prior year is due to a general increase in interest rates resulting in a higher cost of floating rate debt.
The following schedule details the capitalization of the company at the end of 2006 and 2005 and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions)	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005

Liabilities
Commercial property debt	6.8%	6.5%	$11,219	$5,267
Residential debt	6.2%	5.0%	236	158
Capital securities — corporate	5.2%	5.1%	1,093	1,101
Capital securities — fund subsidiaries(3)	10.0%	—	803	—
Non-controlling interests — fund subsidiaries(3)	10.0%	—	266	—
Non-controlling interests — other subsidiaries	12.0%	12.0%	67	59
Preferred equity — subsidiaries	4.3%	3.6%	326	329
Shareholders’ equity
Preferred equity — corporate	5.0%	4.5%	45	45
Common equity	12.0%	12.0%	10,406	6,802

Total(4)	7.9%	8.1%	$24,461	$13,761

(1)	As a percentage of average book value

(2)	Underlying value of liabilities represents the cost to retire on maturity. Underlying value of common equity is based on the closing stock price of Brookfield Properties’ common shares

(3)	Assuming 10% return on co-invested capital

(4)	In calculating the weighted average cost of capital, the cost of debt has been tax-effected

OPERATING RESULTS
NET INCOME
Our net income for the year ended December 31, 2006 was $135 million ($0.56 per diluted share) compared to $164 million ($0.69 per diluted share) in 2005. The net decrease is largely a result of:
•	an increase in interest expense of $156 million ($0.66 per diluted share) related to interest carry on the Trizec portfolio, the recent acquisitions of One Bethesda and 601 & 701 South 12th Street in Washington, D.C. and new debt on Hudson’s Bay Centre;

•	an increase in general and administrative expense of $19 million ($0.08 per diluted share) primarily due to the expansion of our portfolio and asset management platform;

•	an increase in depreciation and amortization expense of $120 million ($0.51 per diluted share) related to the Trizec acquisition as well as the acquisitions of One Bethesda and 601 & 701 South 12th Street in Washington, D.C., and a full year of depreciation and amortization from the O&Y portfolio offset by:

•	$38 million of growth ($0.16 per diluted share) from our residential development operations which continues to benefit from the low interest rate environment and strong demand in the Alberta housing market;

•	$166 million of growth ($0.71 per diluted share) from commercial property operating income, primarily as a result of the Trizec acquisition, the acquisitions of One Bethesda and 601 & 701 South 12th Street in the first and second quarters of 2006, respectively, the purchase of the remaining 75% interest in Hudson’s Bay Centre in the second quarter of 2006 and a full year of net operating income from the O&Y portfolio;

•	an $11 million gain ($0.05 per diluted share), net of tax, on the sale of eight properties from the O&Y portfolio during the second quarter of 2006 and an $18 million gain ($0.08 per diluted share), net of tax, on the sale of the Trade Center Denver in the first quarter of 2006;

Set out below is a summary of the various components of our net income and funds from operations. Discussion of each of these components is provided on the following pages.

(Millions)	2006	2005	2004

Total revenue	$1,923	$1,529	$1,408

Net operating income
Commercial property operations
Operating income from commercial properties	$840	$674	$666
Lease termination income	—	—	60

Total commercial property operations	840	674	726
Residential development operations	144	106	42
Interest and other income	44	37	47

	1,028	817	815

Expenses
Interest
Commercial property debt	424	273	258
Capital securities — corporate	59	54	44
Capital securities — fund subsidiaries	(19)	—	—
General and administrative	67	48	41
Transaction costs	15	—	—
Non-controlling interests
Fund subsidiaries	(14)	—	—
Other subsidiaries	21	16	20
Depreciation and amortization	281	161	138
Unrealized foreign exchange on preferred share restatement	—	—	63
Future income taxes	91	103	116

Net income from continuing operations	103	162	135
Discontinued operations(1)	32	2	3

Net income	$135	$164	$138

Net income per share — diluted
Continuing operations	$0.42	$0.68	$0.42
Discontinued operations	0.14	0.01	0.01
Lease termination income	—	—	0.15

	$0.56	$0.69	$0.58

Funds from operations and gains per share — diluted
Continuing operations	$1.84	$1.81	$1.66
Discontinued operations	0.03	0.04	0.04
Lease termination income and disposition gains	0.19	—	0.25

	$2.06	$1.85	$1.95

(1)	Refer to page 47 for further details on discontinued operations
It should be noted that challenges of comparability of net income exist among various real estate companies, as those entities structured as corporations, such as Brookfield Properties, are required to charge their earnings with tax expense, despite the presence of tax losses which reduce the cash tax obligation. This differs from those entities which operate as real estate investment trusts (“REITs”), as REITs are not subject to taxation, provided they remain in compliance with specific tax codes.

Our net income per share and weighted average common shares outstanding are calculated as follows:

(Millions, except per share amounts)	2006	2005	2004

Net income	$135	$164	$138
Preferred share dividends	(3)	(2)	(2)

Net income available to common shareholders	$132	$162	$136

Weighted average shares outstanding — basic	232.4	232.1	234.0
Net income per share — basic	$0.57	$0.70	$0.58

Weighted average shares outstanding — diluted	235.3	234.2	235.7
Net income per share — diluted	$0.56	$0.69	$0.58

Weighted average shares outstanding — basic	232.4	232.1	234.0
Unexercised options	2.9	2.1	1.7

Weighted average shares outstanding — diluted	235.3	234.2	235.7

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

(Millions)	2006	2005	2004

Net income	$135	$164	$138
Depreciation and amortization(1)	284	168	145
Unrealized foreign exchange on preferred share restatement	—	—	63
Future income taxes(2)	107	103	116
Non-cash items included in capital securities — fund subsidiaries and non-controlling interests — fund subsidiaries	(45)	—	—

Funds from operations and gains	$481	$435	$462
Transaction costs	15	—	—
Non-controlling interests in transaction costs(3)	(9)	—	—
Property disposition gain	(44)	—	—
Lease termination income	—	—	(59)

Funds from operations	$443	$435	$403

(1)	Includes depreciation and amortization from discontinued operations of $3 million, $7 million and $7 million for the years ended December 31, 2006, 2005 and 2004, respectively

(2)	Includes future income taxes from discontinued operations of $16 million, nil and nil for the years ended December 31, 2006, 2005 and 2004, respectively

(3)	Represents non-controlling interests in transaction costs, which have been added back to net income. These costs included merger integration costs and employee transition costs. Net of non-controlling interests, our share of these costs was $6 million.
After providing for preferred share dividends, our funds from operations per diluted share, excluding lease termination income and gains, is calculated as follows:

(Millions, except per share amounts)	2006	2005	2004

Funds from operations	$443	$435	$403
Preferred share dividends	(3)	(2)	(2)

	$440	$433	$401

Weighted average shares outstanding — diluted	235.3	234.2	235.7
Funds from operations per share — diluted	$1.87	$1.85	$1.70

Funds from operations was $1.87 per share in 2006 compared with $1.85 per share in 2005. Our 2005 results include a special fee of $30 million ($0.13 per share) received from Goldman Sachs pursuant to a cooperation agreement permitting the commencement of construction on certain lands adjacent to the company’s World Financial Center in New York, known as Site 26. The 2004 results included lease termination income of $60 million ($0.25 per share) in connection with the termination of a previously existing lease and the commencement of a new lease at One World Financial Center in New York.

REVENUE
The components of revenue are as follows:

(Millions)	2006	2005	2004

Commercial property revenue
Revenue from continuing operations	$1,382	$1,051	$993
Recurring fee income	32	22	20
Non-recurring fee and other income	5	30	27

Total commercial property revenue	1,419	1,103	1,040
Revenue from residential development operations	460	389	261

Revenue from commercial property and residential development operations	1,879	1,492	1,301
Lease termination income	—	—	60
Interest and other	44	37	47

Total	$1,923	$1,529	$1,408

COMMERCIAL PROPERTY OPERATIONS
Commercial property net operating income totaled $840 million in 2006 compared with $674 million in 2005 and $666 million in 2004.
The components of commercial property net operating income from continuing operations are as follows:

(Millions)	2006	2005	2004

Commercial property revenue
Revenue from current properties	$1,365	$1,030	$971
Straight-line rental income	17	21	22

Revenue from continuing operations	1,382	1,051	993
Recurring fee income	32	22	20
Non-recurring fee and other income	5	30	27

Total commercial property revenue	1,419	1,103	1,040
Property operating costs	(579)	(429)	(374)

Commercial property net operating income	$840	$674	$666

(Millions)	2006	2005	2004

Commercial property operations
Net operating income — same property	$615	$616	$619
Net operating income — properties acquired	53	6	—
Net operating income — properties acquired — Trizec	135	—	—
Recurring fee income	32	22	20
Non-recurring fee and other income	5	30	27

Commercial property net operating income	$840	$674	$666

The components of commercial property net operating income from discontinued operations are as follows:

(Millions)	2006	2005	2004

Discontinued operations
Revenue from discontinued operations	$20	$34	$34
Property operating expenses	(10)	(17)	(17)

Net operating income from discontinued operations	$10	$17	$17

Revenue from commercial properties includes rental revenues earned from tenant leases, straight-line rent, percentage rent and additional rent from the recovery of operating costs and property taxes. Revenue from commercial properties totaled $1,419 million during 2006 compared with $1,103 million in 2005 and $1,040 in 2004. The increases are primarily a result of the Trizec acquisition as well as the acquisitions in our Washington, D.C. portfolio that took place during 2006 and the acquisition of the O&Y portfolio in the fourth quarter of 2005.

Our leases generally have clauses which provide for the collection of rental revenues in amounts that increase every five years, with these increases negotiated at the signing of the lease. The large number of high-credit quality tenants in our portfolio lowers the risk of not realizing these increases. GAAP requires that these increases be recorded on a straight-line basis over the life of the lease. For the year ended December 31, 2006, we recognized $17 million of straight-line rental revenue, as compared to $21 million in 2005.
Commercial property operating costs which include real estate taxes, utilities, insurance, repairs and maintenance, cleaning and other property-related expenses were $579 million in 2006, as compared to $429 million in 2005. The primary reason for the increase was the acquisition of Trizec in the fourth quarter of 2006, as well as the acquisitions of One Bethesda and 601 & 701 South 12th Street in Washington D.C. during the year. These acquisitions accounted for approximately $87 million of the increase in 2006. Additionally, in 2006 we had a full year of commercial property operating costs related to the O&Y properties, which accounted for $36 million of this increase (the O&Y portfolio was purchased in the fourth quarter of 2005). On top of these acquisitions, premiums for insurance have increased substantially for all property owners, utility costs have generally risen by 10% due to higher gas and electricity costs, and inflationary pressures have resulted in an increase in commercial property operating costs.
Substantially all of our leases are net leases in which the lessee is required to pay their proportionate share of property operating expenses such as utilities, repairs, insurance and taxes. Consequently leasing activity is the principal contributor to the change in same property net operating income. During 2006, occupancy increased due to lease-ups in Lower Manhattan, Washington, D.C., and Denver as compared to 2005, but was offset by a decrease in straight-line rental revenue recognized. At December 31, 2006, average in-place net rent throughout the portfolio was $21 per square foot.
The following table shows the average in-place rents and estimated current market rents for similar space in each of our markets as at December 31, 2006:

	Gross	Avg.	Avg. In-Place	Avg. Market
	Leasable Area	Lease Term	Net Rent	Net Rent
	(000's Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)

New York, New York
Midtown	6,334	11.5	$34	$65
Lower Manhattan	13,182	8.6	26	32
Boston, Massachusetts	2,163	5.5	28	32
Washington, D.C.	6,771	6.7	24	35
Houston, Texas	6,958	5.4	11	17
Los Angeles, California	10,672	5.1	19	24
Toronto, Ontario	12,283	6.8	20	23
Calgary, Alberta	7,845	6.4	19	29
Ottawa, Ontario	2,939	6.1	12	14
Denver, Colorado	1,795	8.1	17	17
Minneapolis, Minnesota	3,008	7.1	9	15
Other	1,845	8.1	10	15

Total(1)	75,795	7.3	$21	$29

(1)	Excludes developments
Our total portfolio occupancy rate increased by 50 basis points to 95.1% at December 31, 2006 compared with 94.6% at December 31, 2005 primarily due to the improved leasing environment in 2006 across almost all of our markets, particularly Three World Financial Center in lower Manhattan, as well as the acquisitions of One Bethesda and 601 & 701 South 12th Street in Washington, D.C., offset by the acquisition of the Trizec portfolio.

A summary of current and historical occupancy levels for the past two years is as follows:

	Dec. 31, 2006		Dec. 31, 2005
	Total		Total
	Square	%	Square	%
(Thousands of square feet)	Feet	Leased	Feet	Leased

New York, New York
Midtown	6,334	98.3	2,786	99.7
Lower Manhattan	13,182	95.7	9,667	93.5

Total New York, New York	19,516	96.5	12,453	94.9
Boston, Massachusetts	2,163	92.5	2,163	92.1
Washington, D.C.	6,771	97.6	1,557	98.5
Houston, Texas	6,958	94.6	—	—
Los Angeles, California	10,672	87.4	—	—
Toronto, Ontario	12,283	95.8	12,278	93.4
Calgary, Alberta	7,845	99.8	8,936	99.1
Ottawa, Ontario	2,939	99.2	2,935	99.7
Denver, Colorado	1,795	95.7	2,605	86.9
Minneapolis, Minnesota	3,008	89.3	3,008	87.9
Other	1,845	95.6	2,095	92.3

Total(1)	75,795	95.1	48,030	94.6

(1)	Excludes developments
During 2006, we leased 6.2 million square feet of space at an average leasing net rent of $22 per square foot. This included 3.6 million square feet of new leases and 2.6 million square feet of renewals. Expiring net rent for the portfolio averaged $18 per square foot.
The details of our leasing activity for 2006 are as follows:

	Dec. 31, 2005		Activities During the Year Ended Dec. 31, 2006						Dec. 31, 2006
					Average		Average
				Accelerated	Expiring		Leasing	Acq./
(Thousands of sq. ft.)	GLA(1)	Leased	Expiries	Expiries	Net Rent	Leasing	Net Rent	(Disp.)	GLA(1)	Leased

New York, New York
Midtown	2,786	2,777	(12)	(235)	$40	239	$69	3,459	6,334	6,228
Lower Manhattan	9,667	9,057	(364)	(54)	15	877	23	3,107	13,182	12,623
Boston, Massachusetts	2,163	2,013	(39)	(99)	29	146	26	—	2,163	2,021
Washington, D.C.	1,557	1,542	(31)	(95)	23	180	25	5,036	6,771	6,632
Houston, Texas	—	—	(58)	(230)	14	614	14	6,296	6,958	6,622
Los Angeles, California	—	—	(159)	(147)	19	328	23	9,575	10,672	9,597
Toronto, Ontario	12,278	11,591	(356)	(595)	21	1,198	22	2	12,283	11,840
Calgary, Alberta	8,936	8,865	(67)	(702)	16	798	26	(1,064)	7,845	7,830
Ottawa, Ontario	2,935	2,930	(37)	(928)	9	957	16	2	2,939	2,924
Denver, Colorado	2,605	2,334	(414)	(34)	15	571	18	(718)	1,795	1,739
Minneapolis, Minnesota	3,008	2,708	(133)	(1)	11	167	15	—	3,008	2,741
Other	2,095	1,971	(34)	(118)	12	174	16	(210)	1,845	1,783

Total	48,030	45,788	(1,704)	(3,238)	$18	6,249	$22	25,485	75,795	72,580

(1)	Excludes developments
Acquisitions
The value created in our mature commercial properties provides us with the opportunity to generate additional gains and a potential source of capital available to reinvest in other assets at higher returns. The acquisition of the Trizec portfolio as well as One Bethesda and 601 & 701 South 12th Street in greater Washington, D.C. contributed an additional $188 million to net operating income in 2006. Net operating income from the O&Y portfolio, which was purchased in the fourth quarter of 2005, contributed $39 million in 2006.

Recurring fee income
Fee income includes property management fees, leasing fees and project management fees relating to certain co-owned properties. Fee income serves as a cashflow supplement to enhance returns from co-owned assets. We also earn fees through Brookfield Residential Services Ltd. and Brookfield LePage Johnson Controls. Brookfield Residential Services Ltd. has been managing condominiums in the Greater Metropolitan Toronto area for the past 25 years and manages in excess of 47,000 units in over 250 condominium corporations. Brookfield Properties LePage Facilities Management, one of the largest facilities management operations in Canada, is owned 40% by Brookfield Properties in partnership with Johnson Controls. This joint venture, which is equity accounted, manages close to 80 million square feet of premises for major corporations and government.

The details of our fee income are as follows:

(Millions)	2006	2005	2004

Property management, leasing, project management and other fees	$16	$7	$6
Brookfield Residential Services Ltd. fees	13	9	8
Brookfield LePage Johnson Controls	3	6	6

Total	$32	$22	$20

The generation of fee income is not viewed as a separate segmented business activity; however, with the establishment of our office funds, the associated fees represent an important area of growth for us and are expected to increase as we expand our assets under management. These fees typically include a stable base fee for providing regular ongoing services as well as performance fees that are earned when the performance of the fund exceeds certain predetermined benchmarks. We will also earn transaction fees for investment and leasing activities conducted on behalf of these funds.
Lease termination income
During the first quarter of 2004, we entered into a 20-year lease with Cadwalader, Wickersham & Taft for approximately 460,000 square feet in One World Financial Center in New York. The transaction resulted in termination income of $60 million in the second quarter of 2004 upon termination of the existing lease. While these events are opportunistic and difficult to predict, the dynamic tenant base which is typical of our buildings should provide us with similar opportunities in the future.
RESIDENTIAL DEVELOPMENT OPERATIONS
Our residential development operations are located in five markets: Alberta, Ontario, Colorado, Texas and Kansas City. Most of our land holdings were purchased in the mid-1990’s, and as a result have an embedded cost advantage over many companies which are acquiring land today at much higher prices.
Our residential development operations contributed $144 million of pre-tax income during 2006, as compared to $106 million during 2005 and $42 million in 2004. These increases are due to an increase in operating margins which is attributable to the low cost basis of our land inventory offset by a decrease in volume due to longer housing build-out times. Longer housing build-out times are a result of both labor and material shortages in Alberta and a housing slowdown in the U.S.
The components of residential development net operating income are as follows:

(Millions)	2006	2005	2004

Sales revenue	$460	$389	$261
Operating costs	(316)	(283)	(219)

Total	$144	$106	$42

Lot sales for the past three years and the related revenue are as follows:

	Lot Sales			Lot Sales Revenue			Average Lot Sales Revenue
	(Units)			(Millions)			(Thousands)
	2006	2005	2004	2006	2005	2004	2006	2005	2004

Alberta	2,347	2,617	2,078	$277	$184	$107	$118	$70	$51
Colorado	96	369	468	6	22	19	63	60	41
Texas	55	—	—	2	—	—	36	—	—
Kansas City	64	—	—	2	—	—	31	—	—
Other(1)	—	—	—	—	5	—	—	—	—

Total	2,562	2,986	2,546	$287	$211	$126	$112	$71	$49

(1)	Represents $5 million earned on the completion of all outstanding commitments related to a previous development in Florida

Home sales for the past three years and the related revenue are as follows:

	Home Sales			Home Sales Revenue			Average Home Sales Revenue
	(Units)			(Millions)			(Thousands)
	2006	2005	2004	2006	2005	2004	2006	2005	2004

Alberta	538	556	496	$100	$84	$61	$186	$151	$123
Ontario	280	391	339	73	94	74	261	240	218

Total	818	947	835	$173	$178	$135	$211	$188	$162

Residential development operating costs, which include land costs, land servicing costs, housing development costs, property taxes and other related costs increased to $316 million during 2006 from $283 million in 2005 and $219 million in 2004. These increases are a result of our expanded operations leading to a decrease in unit sales from inflationary pressures due to a high demand and limited supply of labor market.
INTEREST AND OTHER INCOME
Interest and other income includes interest charged on real estate mortgages and residential receivables, interest received on cash balances, and transactional gains. Interest and other income increased to $44 million in 2006 compared with $37 million in 2005 and $47 million in 2004, primarily due to interest on cash deposits held as part of the Trizec acquisition.
INTEREST EXPENSE
Commercial property debt
Interest expense relating to commercial property debt increased to $424 million in 2006, from $273 million in 2005 and $258 million in 2004. These increases relate to additional interest carry on the Trizec portfolio and Washington, D.C. acquisitions and the cessation of interest capitalization on Three World Financial Center in the first quarter of 2005.
Capital securities — corporate
Interest expense on capital securities — corporate relates to preferred share dividends reclassified to interest expense. This amount increased to $59 million in 2006 from $54 million in 2005 and $44 million in 2004 due to the issuance of Series’ I, J and K in 2004 and the impact of interest rates on Series E.
Capital securities — fund subsidiaries
Interest expense on capital securities — fund subsidiaries represents expenses incurred on our investment in the U.S. Office Fund as follows:

(Millions)	2006	2005

Interest on debt securities	$7	—
Interest on redeemable equity interests	4	—

	11	—
Non-cash component(1)	(30)	—

Total	$(19)	—

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization
GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative costs during the year ended 2006 increased to $67 million from $48 million in 2005 and $41 million in 2004 due to expansion of our asset management platform including the acquisition of the Trizec portfolio in the fourth quarter of 2006, as well as inflationary and competitive pressures on salaries. Included in general and administrative expenses is $13 million (2005 — $9 million) of expenses related to the operations of our subsidiary, Brookfield Residential Services Ltd.
TRANSACTION COSTS
Transaction costs represent $15 million of costs incurred related to the Trizec merger. These costs included merger integration costs and employee transition costs. Net of non-controlling interests, our share of these costs was $6 million.

NON-CONTROLLING INTERESTS
Fund subsidiaries
Our non-controlling interests in our fund subsidiaries is as follows:

(Millions)	2006	2005

Non-controlling interests	$1	—
Non-cash component(1)	(15)	—

Total	$(14)	—

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization
Other subsidiaries
Non-controlling interests consists of earnings attributable to interests not owned by Brookfield Properties in BPO Properties and Brookfield Financial Properties, as well as dividends on shares issued by BPO Properties and our 100%-owned subsidiaries.
For the year ended December 31, 2006, dividends paid on shares issued by our subsidiaries increased to $14 million from $11 million in 2005 and $48 million in 2004. The 2004 results included the impact of the redemption of $120 million of preferred shares issued by our subsidiaries in October 2004 as well as the payment of a special dividend in March 2004.
Non-controlling interests in subsidiary earnings was $7 million in 2006 compared with $5 million in 2005 and $(28) million in 2004. The 2004 results included the lease termination income earned in the third quarter of 2004 and the payment of a special dividend by BPO Properties in March 2004.
The following table outlines the dividends and earnings paid or attributable to other shareholders of subsidiaries of Brookfield Properties:

(Millions)	Type	2006	2005	2004

BPO Properties	Redeemable preferred shares(1)	$13	$10	$8
BPO Properties	Common shares	1	1	37
100%-owned subsidiaries	Redeemable preferred shares(1)	—	—	3

Dividends — shares of subsidiaries		$14	$11	$48

BPO Properties	Participating interests	$6	$4	$(30)
Brookfield Financial Properties	Participating interests	1	1	2

Non-controlling interests expense in subsidiary earnings		$7	$5	$(28)

Total		$21	$16	$20

(1)	Non-participating
DEPRECIATION AND AMORTIZATION EXPENSE
Depreciation for the year ended December 31, 2006 increased by $120 million to $281 million from $161 million in 2005. The majority of this increase was due to the addition of the Trizec portfolio in the fourth quarter of 2006 and the Washington, D.C. properties in the first and second quarters of 2006 as well as a full year of depreciation and amortization related to the O&Y properties.
DISCONTINUED OPERATIONS
During the fourth quarter of 2006, we reached an agreement to sell our 50% interest in Atrium on Bay in Toronto and our 25% interest in both 2200 Walkley and 2204 Walkley in Ottawa. During the second quarter of 2006, we sold our 25% interest in eight of the properties purchased in the O&Y acquisition resulting in a gain of $14 million. During the first quarter of 2006, we sold our 100% interest in the World Trade Center Denver (“WTD”) and recognized a gain of $30 million. Income attributable to discontinued operations was $4 million for 2006, compared to $2 million in 2005 and $3 million in 2004. The 2004 results also include the sale of Colorado State Bank Building, which was sold in the fourth quarter of 2005.

The following table summarizes the income from discontinued operations:

(Millions)	2006	2005	2004

Revenue from discontinued operations	$20	$34	$34
Operating expenses	(10)	(17)	(17)

	10	17	17
Interest expense	(3)	(8)	(7)

Funds from operations — discontinued operations	7	9	10
Depreciation and amortization	(3)	(7)	(7)

Income from discontinued operations(1)	$4	$2	$3

(1)	Excludes gains
SEGMENTED INFORMATION
The company and its subsidiaries operate in the U.S. and Canada within the commercial property and the residential development businesses. The commercial markets in which we operate are primarily New York, Boston, Washington, D.C., Houston, Los Angeles, Denver and Minneapolis in the U.S., and Toronto, Calgary and Ottawa in Canada. Approximately 71% of our commercial property net operating income is derived from the U.S. Our residential development operations are focused in five markets: Alberta and Ontario in Canada and Colorado, Texas and Kansas City in the U.S. Details of the segmented financial information for our principal areas of business are as follows:

	Commercial				Residential
	United States		Canada		Development		Total
(Millions)	2006	2005	2006	2005	2006	2005	2006	2005

Assets
Commercial properties	$13,136	$5,289	$2,151	$2,141	$—	$—	$15,287	$7,430
Development properties	433	29	302	195	706	391	1,441	615
Receivables and other	516	337	213	320	245	173	974	830
Intangible assets	799	70	54	55	—	—	853	125
Restricted cash and deposits	497	314	10	2	—	—	507	316
Marketable securities	—	—	—	58	—	—	—	58
Cash and cash equivalents	166	33	21	25	1	6	188	64
Assets held for sale	—	75	64	—	—	—	64	75

Total	$15,547	$6,147	$2,815	$2,796	$952	$570	$19,314	$9,513

	Commercial				Residential
	United States		Canada		Development		Total
(Millions)	2006	2005	2006	2005	2006	2005	2006	2005

Revenues	$994	$787	$425	$316	$460	$389	$1,879	$1,492
Expenses	400	297	179	132	316	283	895	712

	594	490	246	184	144	106	984	780
Other revenues	19	5	16	28	9	4	44	37

Net operating income from continuing operations	613	495	262	212	153	110	1,028	817
Interest expense
Commercial property debt	317	178	107	95	—	—	424	273
Capital securities — corporate	59	54	—	—	—	—	59	54
Capital securities — fund subsidiaries	(19)	—	—	—	—	—	(19)	—
General and administrative	34	28	33	20	—	—	67	48
Transaction costs	15	—	—	—	—	—	15	—
Non-controlling interests
Fund subsidiaries	(14)	—	—	—	—	—	(14)	—
Other subsidiaries	1	—	20	16	—	—	21	16
Depreciation and amortization	202	124	78	37	1	—	281	161

Income before unallocated costs	18	111	24	44	152	110	194	265
Future income taxes							91	103

Net income from continuing operations							$103	$162

Discontinued operations							32	2

Net income							$135	$164

QUARTERLY RESULTS
The 2006 and 2005 results by quarter are as follows:

		2006				2005
(Millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total revenue	$680	$428	$421	$394	$469	$373	$357	$330

Commercial property operations	313	180	177	170	190	158	161	165
Residential development operations	51	37	31	25	45	24	24	13
Interest and other	14	9	8	13	6	10	10	11

	378	226	216	208	241	192	195	189
Expenses
Interest(1)	207	96	93	87	85	83	80	79
Interest — capital securities — fund subsidiaries	(19)	—	—	—	—	—	—	—
General and administrative	23	15	14	15	15	11	11	11
Transaction costs	15	—	—	—	—	—	—	—
Non-controlling interests — fund subsidiaries	(14)	—	—	—	—	—	—	—
Non-controlling interests — other subsidiaries	4	7	6	4	4	4	5	3
Depreciation and amortization	136	50	51	44	46	40	40	35
Future income taxes and other provisions	4	23	37	27	42	22	19	20

Net income from continuing operations	$22	$35	$15	$31	$49	$32	$40	$41

Discontinued operations	(1)	—	15	18	(2)	1	1	2

Net income	$21	$35	$30	$49	$47	$33	$41	$43

Net income per share — basic
Continuing operations	$0.08	$0.14	$0.08	$0.13	$0.21	$0.14	$0.17	$0.18
Discontinued operations	—	—	0.06	0.08	(0.01)	—	0.01	—

	$0.08	$0.14	$0.14	$0.21	$0.20	$0.14	$0.18	$0.18

Net income per share — diluted
Continuing operations	$0.08	$0.14	$0.07	$0.13	$0.21	$0.14	$0.16	$0.17
Discontinued operations	—	—	0.06	0.08	(0.01)	—	0.01	0.01

	$0.08	$0.14	$0.13	$0.21	$0.20	$0.14	$0.17	$0.18

Funds from operations per share — diluted
Continuing operations	$0.51	$0.46	$0.43	$0.44	$0.59	$0.39	$0.42	$0.41
Discontinued operations	0.01	—	0.02	—	—	0.02	0.01	0.01
Property disposition gains	—	—	0.06	0.13	—	—	—	—

	$0.52	$0.46	$0.51	$0.57	$0.59	$0.41	$0.43	$0.42

(1)	Includes interest on capital securities — corporate
Operating income from current properties in the fourth quarter of 2006 increased as compared with previous quarters in 2006 primarily due to the acquisition of the Trizec portfolio.
Residential development income increased in the fourth quarter of 2006 compared with previous quarters in 2006 and 2005 due to the continued strength of the Alberta housing market.
Interest expense increased in the fourth quarter of 2006 as a result of debt assumed in connection with the acquisition of Trizec. General and administrative expenses increased in the fourth quarter of 2006 primarily due to the acquisition of the Trizec portfolio. Non-controlling interests expense remained relatively consistent with prior quarters. Depreciation and amortization increased due to the acquisition of the Trizec portfolio. Future income taxes and other provisions increased in the second quarter of 2006 due to a change in Canadian tax legislation. Net income decreased in the fourth quarter of 2006 compared to the fourth quarter of 2005 principally due to the increases in the aforementioned expenses primarily as a result of the Trizec acquisition.

PART III — U.S. OFFICE FUND SUPPLEMENTAL INFORMATION
During 2006, we established and fully invested in a U.S. Office Fund. This Fund was created as a single purpose fund to acquire the Trizec portfolio. We successfully completed the acquisition of the Trizec portfolio, along with our joint venture partner, The Blackstone Group, in the fourth quarter of 2006 for $7.6 billion.
The U.S. Office Fund now consists of 58 commercial properties totaling 29 million square feet and six development sites totaling 5.4 million square feet in New York, Washington, D.C., Houston and Los Angeles. The following represents our portfolio:

								Brookfield
								Properties'
	Number					Leasable	Owned	Owned
	of	Leased	Office	Retail	Parking	Area	Interest	Interest
	Properties	%	000’s Sq.Ft.	000’s Sq.Ft.	000’S Sq.Ft.	000’s Sq. Ft.	%(1)	000’s Sq. Ft.(1)

COMMERCIAL PROPERTIES
New York
The Grace Building	1	99.7	1,499	20	—	1,519	49.9	758
One New York Plaza	1	98.7	2,426	33	—	2,459	100	2,459
Newport Tower	1	63.2	1,028	34	—	1,062	100	1,062
1065 Avenue of the Americas	1	92.7	625	40	—	665	99	658
1411 Broadway	1	95.7	1,074	39	36	1,149	49.9	573
1460 Broadway	1	100.0	206	9	—	215	49.9	107

	6	92.6	6,858	175	36	7,069		5,617

Washington, D.C.
1225 Connecticut Avenue	1	98.0	195	22	52	269	100	269
1200 K Street	1	100.0	366	24	44	434	100	434
1250 23” Street	1	100.0	116	—	16	132	100	132
1250 Connecticut Avenue	1	99.6	152	20	26	198	100	198
1400 K Street	1	97.7	178	12	34	224	100	224
2000 L Street	1	99.9	308	75	—	383	100	383
2001 M Street	1	100.0	190	39	35	264	98	259
2401 Pennsylvania Avenue	1	93.6	58	19	16	93	100	93
Bethesda Crescent	3	98.0	241	27	68	336	100	336
One Reston Crescent	1	100.0	185	—	—	185	100	185
Silver Springs Metro Plaza	3	96.1	640	47	84	771	100	771
Sunrise Tech Park	4	97.3	315	1	—	316	100	316
Two Ballston Plaza	1	96.3	204	19	—	223	100	223
Victor Building	1	99.8	298	45	—	343	49.9	171
1550 & 1560 Wilson Blvd	2	76.8	226	32	76	334	100	334

	23	96.9	3,672	382	451	4,505		4,328

Houston
Allen Center
One Allen Center	1	98.1	913	79	—	992	100	992
Two Allen Center	1	96.8	987	9	—	996	100	996
Three Allen Center	1	92.8	1,173	22	—	1,195	100	1,195
Cullen Center
Continental Center 1	1	97.0	1,048	50	411	1,509	100	1,509
Continental Center II	1	82.1	428	21	81	530	100	530
KBR Tower	1	94.2	985	63	254	1,302	50	651
500 Jefferson Street	1	93.5	351	39	44	434	100	434

	7	94.6	5,885	283	790	6,958		6,307

Los Angeles
601 Figueroa	1	58.0	1,037	2	123	1,162	100	1,162
Bank of America Plaza	1	94.8	1,383	39	343	1,765	100	1,765
Ernst & Young Tower	1	86.9	910	335	391	1,636	100	1,636
Landmark Square	1	91.9	420	23	212	655	100	655
Marina Towers	2	95.2	356	25	87	468	50	234
5670 Wilshire Center	1	90.0	390	19	—	409	100	409
6060 Center Drive	1	98.3	242	15	113	370	100	370
6080 Center Drive	1	86.7	288	—	163	451	100	451
6100 Center Drive	1	96.5	286	—	168	454	100	454
701 B Street	1	81.7	529	37	—	566	100	566
707 Broadway	1	80.7	181	—	128	309	100	309
9665 Wilshire Blvd	1	100.0	162	—	64	226	100	226
Howard Hughes Spectrum	1	100.0	37	—	—	37	100	37
Howard Hughes Tower	1	99.4	316	2	141	459	100	459
Northpoint	1	99.6	103	—	45	148	100	148
Arden Towers at Sorrento	4	82.1	548	54	—	602	100	602
Westwood Center	1	100.0	291	25	—	316	100	316
World Savings Center	1	99.1	464	14	161	639	100	639

	22	87.4	7,943	590	2,139	10,672		10,438

TOTAL COMMERCIAL PROPERTIES	58	92.0	24,358	1,430	3,416	29,204		26,690

(1)	Represents the company’s consolidated interest before non-controlling interests

				Brookfield
				Properties'
	Number	Leasable	Owned	Owned
	of	Area	Interest	Interest
	Sites	000’s Sq. Ft.	%(1)	000’s Sq. Ft.(1)

DEVELOPMENT PROPERTIES
Washington, D.C.
Reston Crescent	1	1,000	100	1,000
Waterview	1	930	25	233

	2	1,930		1,233

Houston
Four Allen Center	1	1,267	100	1,267
1500 Smith Street	1	800	100	800
Allen Center Gateway	1	700	100	700
Allen Center Garage	1	700	100	700

	4	3,467		3,467

TOTAL DEVELOPMENT PROPERTIES	6	5,397		4,700

(1)	Represents the company’s consolidated interest before non-controlling interests
Our 45% economic interest in the Trizec portfolio was initially purchased for $857 million, after the assumption of debt and acquisition financing totaling $3.7 billion in the fourth quarter of 2006.
At December 31, 2006, our investment in the U.S. Office Fund can be summarized as follows:

	Balance Sheet	Income Statement
(Millions)	Effect	Effect

New York, New York	$2,581	$45
Washington, D.C.	1,287	26
Houston, Texas	941	22
Los Angeles, California	2,689	42

	7,498	135
Development properties	214	—

Total book value / Net operating income	7,712	135
Property specific and subsidiary debt / Interest expense	(5,799)	(96)
Partner capital (debt and equity) / Interest expense and non-controlling interests	(1,069)	(24)

Total	844	15
Other assets, net	(43)	—

Net investment / Funds from operations prior to fees eliminated against non-controlling interest	801	15
Fees eliminated against non-controlling interest	—	3

Invested capital / Funds from operations	$801	$18

Commercial property debt relating to the U.S. Office Fund totaled $5.8 billion at December 31, 2006. The details are as follows:

				Brookfield
				Properties’
				Consolidated
				Share
Commercial Property	Location	Interest Rate %	Maturity Date	(Millions)	Mortgage Details

2000 L Street	Washington	6.26	2007	$56	Non-recourse, fixed rate
Bethesda Crescent	Washington	7.07	2008	34	Non-recourse, fixed rate
Two Ballston Plaza	Washington	6.91	2008	26	Non-recourse, fixed rate
5670 Wilshire	Los Angeles	6.47	2008	59	Non-recourse, floating rate
Waterview	Washington	6.98	2009	30	Non-recourse, floating rate
1460 Broadway	New York	5.11	2012	12	Non-recourse, fixed rate
Four Allen Center	Houston	5.77	2013	240	Non-recourse, fixed rate
Grace Building	New York	5.54	2014	195	Non-recourse, fixed rate
1411 Broadway	New York	5.50	2014	112	Non-recourse, fixed rate
2001 M Street	Washington	5.25	2014	45	Non-recourse, fixed rate
Bank of America Building	Los Angeles	5.31	2014	237	Non-recourse, fixed rate
Ernst & Young Plaza	Los Angeles	5.07	2014	114	Non-recourse, fixed rate
One New York Plaza	New York	5.50	2016	396	Non-recourse, fixed rate
Victor Building	Washington	5.39	2016	47	Non-recourse, fixed rate
Marina Towers	Los Angeles	5.84	2016	21	Non-recourse, fixed rate
Mezzanine debt	—	7.85	2011	3,102	Non-recourse, floating rate
CMBS Pool debt	—	6.10	2011	600	Non-recourse, floating rate
CMBS Pool debt	—	6.83	2008/2011	473	Non-recourse, fixed rate

Total		5.90%		$5,799

PART IV — CANADIAN OFFICE FUND SUPPLEMENTAL INFORMATION
During 2005, we established and fully invested in a Canadian Office Fund. This Fund was created as a single purpose fund to acquire the O&Y portfolio. We successfully completed the acquisition of the O&Y portfolio in the fourth quarter of 2005 for $1.8 billion.
The Canadian Office Fund, at the time of acquisition, consisted of 27 commercial properties totaling 11 million square feet in Toronto, Calgary, Ottawa, Edmonton and Winnipeg. However, certain of these properties were disposed of in the second quarter of 2006 and the Canadian Fund now consists of 19 commercial properties totaling 10 million square feet primarily in Toronto, Calgary, Ottawa and Edmonton.
The following represents our Canadian Office Fund portfolio as of December 31, 2006:

								Brookfield
								Properties'
	Number					Leasable	Owned	Owned
	of	Leased	Office	Retail	Parking	Area	Interest	Interest
	Properties	%	000’s Sq. Ft.	000’s Sq. Ft.	000’s Sq. Ft.	000’s Sq. Ft.	%(1)	000’s Sq. Ft.(1)

COMMERCIAL PROPERTIES
Toronto
First Canadian Place	1	95.5	2,379	232	170	2,781	25	695
2 Queen St. E	1	98.6	448	16	81	545	25	136
151 Yonge St.	1	96.8	289	10	72	371	25	93
18 King St. E	1	98.4	219	9	23	251	25	63
2 St. Clair Ave. W	1	96.0	219	12	68	299	25	75
40 St. Clair Ave. W	1	96.5	117	4	28	149	25	37

	6	96.2	3,671	283	442	4,396		1,099

Calgary
Gulf Canada Square	1	99.5	1,047	73	21	1,141	25	285
Altius Centre	1	100.0	303	3	72	378	25	95

	2	99.6	1,350	76	93	1,519		380

Ottawa
Place de Ville I	2	99.0	569	18	502	1,089	25	272
Place de Ville II	2	98.5	591	19	433	1,043	25	261
Jean Edmonds Towers	2	100.0	540	13	95	648	25	162
2204 Walkley	1	99.9	104	—	—	104	25	26
2200 Walkley	1	100.0	55			55	25	14

	8	99.2	1,859	50	1,030	2,939		735

Other Commercial
Canadian Western Bank, Edmonton	1	97.7	375	31	91	497	25	124
Enbridge Tower, Edmonton	1	100.0	179	4	30	213	25	53
4342 Queen Street, Niagara Falls	1	84.9	149	—	60	209	25	52

	3	95.7	703	35	181	919		229

TOTAL COMMERCIAL PROPERTIES	19	97.5	7,583	444	1,746	9,773		2,443

(1)	Represents the company’s consolidated interest before non-controlling interests

				Brookfield
				Properties’
	Number	Leasable	Owned	Owned
	of	Area	Interest	Interest
	Sites	000’s Sq. Ft.	%(1)	000’s Sq. Ft.(1)

DEVELOPMENT PROPERTIES
Ottawa
300 Queen Street	1	500	25	125

	1	500		125

TOTAL DEVELOPMENT PROPERTIES	1	500		125

(1)	Represents the company’s consolidated interest before non-controlling interests
Our interest in the O&Y portfolio was purchased for approximately $182 million, after the assumption of debt and acquisition financing totaling $110 million in the fourth quarter of 2005.

At December 31, 2006, our investment in the Canadian Office Fund can be summarized as follows:

	Balance Sheet	Income Statement Effect
(Millions)	Effect	2006	2005

Toronto, Ontario	$255	$22	$4
Calgary, Alberta	75	8	1
Ottawa, Ontario	89	7	1
Edmonton, Alberta and other	18	2	—

	437	39	6
Development properties	3	—	—

Total book value / Net operating income	440	39	6
Property specific and subsidiary debt / Interest expense	(199)	(11)	(1)

Total	241	28	5
Properties held for sale(1)	7	16	—
Other assets, net	(32)	—	—

Net investment / Funds from operations prior to fee income	216	44	5
Fee income	—	11	—

Invested capital / Funds from operations	$216	$55	$5

(1)	Includes assets classified as discontinued operations
Commercial property debt relating to the Canadian Office Fund totaled $199 million at December 31, 2006. The details are as follows:

				Brookfield Properties’
		Interest	Maturity	Consolidated Share
Commercial Property	Location	Rate %	Date	(Millions)	Mortgage Details

Canadian Fund
First Canadian Place	Toronto	8.06	2009	$60	Non-recourse, fixed rate
O&Y portfolio debt	—	Various	2007	139	Various terms

Total				$199

PART V — RISKS AND UNCERTAINTIES
Brookfield Properties’ financial results are impacted by the performance of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.
Our strategy is to invest in premier assets which generate sustainable streams of cashflow. While high quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cashflows is more assured over the long term, and as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the company against future uncertainty and enables us to invest with confidence when opportunities arise.
The following is a review of the material factors and the potential impact these factors may have on the company’s business operations. A more detailed description of the business environment and risks is contained in our Annual Information Form which is posted on our website.
PROPERTY RELATED RISKS
Commercial properties
Our strategy is to invest in high quality core office properties as defined by the physical characteristic of the asset and, more importantly, the certainty of receiving rental payments from large corporate tenants (with investment grade credit ratings — see “Credit Risk” below) which these properties attract. Nonetheless, we remain exposed to certain risks inherent in the core office property business.
Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and costs of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.
Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether or not a property is producing sufficient income to service these expenses. Our core office properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues is an effective mitigate to these risks.
As owners and managers of premier office properties, lease roll-overs also present a risk factor, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer below to “Lease Roll-Over Risk” for further details.
Residential developments
The markets within our residential development and home building operations have been favorable over the past five years with strong demand for well located building lots, particularly in Colorado, Texas and Alberta. Our operations are concentrated in high growth areas which we believe have positive demographic and economic conditions. Nonetheless, the residential home building and development industry is cyclical and may be affected by changes in general and local economic conditions such as consumer confidence, job stability, availability of financing for home buyers and higher interest rates due to their impact on home buyers’ decisions. The conditions can affect the outlook of consumers and, in particular, the price and volume of home purchases. Furthermore, we are subject to risks related to the availability and cost of materials and labor, supply and cost of building lots, and adverse weather conditions that can cause delays in construction schedules and cost overruns.
INTEREST RATE AND FINANCING RISK
We attempt to stagger the maturities of our mortgage portfolio evenly over a 10-year time horizon. We believe that this strategy will most effectively manage interest rate risk.
As outlined under “Capital Resources and Liquidity,” on page 37 of this MD&A, we have an on-going obligation to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us, or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.
We have a floating rate bank credit facility of $350 million, the terms of which extend to 2009 and a floating rate term facility with Brookfield Asset Management of $300 million, the terms of which extend to 2008. At December 31, 2006, there were no funds drawn on either facility. We also set up a floating rate term loan facility of $300 million, the terms of which extend to 2008, in order to aid in financing acquisitions. There is a risk that bank lenders will not refinance the facility on terms and conditions acceptable to us, or on any terms at all. As a mitigating factor, we have a one-year term extension option. Approximately 42% of the company’s outstanding debt at December 31, 2006 is floating rate debt (December 31, 2005 — 19%).
The table below outlines the effect of hypothetical changes in interest rates on total interest expense relating to our floating rate debt. The analysis does not reflect the impact a changing interest rate environment could have on our overall performance, and as a result, it does not reflect the actions management may take in such an environment.

		Approximate Change in Annual	Approximate Change on Interest
As at	Interest Rate Movement	Interest Expense (Millions)	Expense per Share per Year

December 31, 2006	+ 100 bps	$20	$0.09
December 31, 2005	+ 100 bps	$16	$0.07

We have identified a target level of indebtedness for the company of 55% of gross book value. It is our view that such level of indebtedness is conservative given the lending parameters currently existing in the real estate marketplace (generally up to 80% of current market value) and based on this, we believe that all debts will be financed or refinanced as they come due in the foreseeable future.
CREDIT RISK
Because we invest in mortgages from time to time, further credit risks arise in the event that borrowers default on the repayment of their mortgages to us. We endeavor to ensure that adequate security has been provided in support of such mortgages.
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently, no one tenant represents more than 10% of total leasable area.
We attempt to mitigate our credit risk by signing long-term leases with tenants who have investment grade credit ratings. Additional discussion of this strategy is included on page 20 of this MD&A.

The following list shows the largest tenants by leasable area in our portfolio and their respective lease commitments:

		Year of	000’s		% of
Tenant	Location	Expiry (1)	Sq.Ft.	(2)	Sq. Ft. (2)	Credit Rating (3)

Rated
Merrill Lynch	New York/Toronto	2013	4,534		6.9%	AA-
CIBC	New York/Toronto/Calgary	2028	2,074		3.2%	A+
Government of Canada	Toronto/Ottawa/Edmonton	2010	2,003		3.0%	AAA
Chevron U.S.A.	Houston	2018	1,725		2.6%	AA
Wachovia	New York	2015	1,331		2.0%	A+
RBC Financial Group	Five major markets	2018	1,184		1.8%	AA-
Bank of Montreal	Toronto/Calgary	2020	1,128		1.7%	AA-
JPMorgan Chase	New York/Denver	2018	1,122		1.7%	A+
Petro-Canada	Calgary	2013	914		1.4%	BBB
Target Corporation	Minneapolis	2014	865		1.3%	A+
Goldman Sachs	New York	2011	850		1.3%	AA-
Continental Airlines	Houston	2009	695		1.1%	B
Imperial Oil	Calgary	2011	633		1.0%	AAA
Devon Energy Production Company	Houston	2012	544		0.8%	BBB
Transportation Security Administration	Washington, D.C.	2014	540		0.8%	AAA
Talisman Energy	Calgary	2015	527		0.8%	BBB+
CP Rail	Calgary	2014	455		0.7%	BBB
Conoco Phillips	Calgary	2010	445		0.7%	A-
American Express	New York	2022	412		0.6%	A+
Enbridge Inc.	Calgary/Edmonton	2015	392		0.6%	A-
Pension Benefit Guaranty Corporation	Washington, D.C.	2018	386		0.6%	AAA
Fidelity Properties Inc.	New York/Boston	2009	381		0.6%	AA
Amerada Hess Corporation	Houston	2011	371		0.6%	BBB-
Pepco Holdings Inc.	Washington, D.C.	2028	364		0.6%	BBB
United States Government	Washington, D.C./LA/Houston	2010	352		0.5%	AAA
Home Box Office, Inc.	New York	2019	328		0.5%	BBB+
Smithsonian Institution	Washington, D.C.	2020	326		0.5%	AAA
Teachers Insurance Annuity Association	Denver	2008	323		0.5%	AAA
Canadian Natural Resources	Calgary	2011	278		0.4%	BBB+
EnCana Corporation	Calgary	2013	258		0.4%	A-
Bank of Nova Scotia	New York	2014	255		0.4%	AA-
Anadarko Canada Corporation	Calgary	2011	235		0.4%	BBB-
Kinder Morgan, Inc.	Houston	2020	226		0.3%	BB-
Exxon Mobil Corporation	Houston	2007	225		0.3%	AAA
Bank of America	Boston	2011	222		0.3%	AA
Marsh Mercer	Toronto	2015	207		0.3%	BB+
Willis of New York	New York	2026	202		0.3%	BBB
Other government and related services	Various	Various	1,277		1.9%	BBB- or higher
Other investment grade	Various	Various	5,986		9.1%	BBB- or higher

			34,575		52.5%

Unrated
Kellogg, Brown & Root	Washington, D.C./Houston	2016	964		1.5%	—
Cadwalader, Wickersham & Taft	New York	2024	519		0.8%	—
Cleary, Gottlieb, Steen & Hamilton	New York	2012	446		0.7%	—
Goodwin Procter	Boston	2016	411		0.6%	—
Fried, Frank & Harris	New York	2024	382		0.6%	—
Ernst & Young	Washington, D.C./Los Angeles	2010	369		0.6%	—
Wellington Management Co.	Boston	2011	358		0.5%	—
The Capital Group Companies	Los Angeles	2018	326		0.5%	—
Osler Hoskin & Harcourt LLP	Toronto	2015	285		0.4%	—
National Association of Securities Dealers	New York	2020	277		0.4%	—
Bennett Jones	Calgary/Toronto	2010	237		0.4%	—
CI Investments Inc.	Toronto	2011	212		0.3%	—
KPMG	Toronto	2011	210		0.3%	—

Total			39,571		60.1%

(1)	Weighted average based on square feet

(2)	Prior to considering partnership interests in partially-owned properties

(3)	From Standard & Poors, Moody’s or Dominion Bond Rating Service

LEASE ROLL-OVER RISK
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in releasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts space expiring in any one year; approximately 5% of our leases mature annually. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry. Additional discussion of strategy to manage lease roll-over risk can be found on page 20 of this MD&A.
The following table sets out lease expiries, by square footage, for our portfolio at December 31, 2006:

	Currently								2014 &
(000’s Sq. Ft.)	Available	2007	2008	2009	2010	2011	2012	2013	Beyond	Parking	Total

New York	665	288	541	1,023	1,038	360	860	5,128	9,296	317	19,516
Boston	142	61	399	40	172	394	31	30	618	276	2,163
Washington, D.C.	139	719	458	582	268	199	531	189	2,664	1,022	6,771
Houston	336	575	454	155	941	581	1,232	522	1,372	790	6,958
Los Angeles	1,075	668	766	558	981	1,004	1,125	587	1,769	2,139	10,672
Toronto	443	413	554	946	1,026	714	883	1,589	3,887	1,828	12,283
Calgary	15	48	287	322	915	1,602	499	1,286	1,827	1,044	7,845
Ottawa	15	142	78	138	2	29	4	952	549	1,030	2,939
Denver	56	55	48	9	100	89	77	152	706	503	1,795
Minneapolis	267	36	32	221	55	35	126	647	1,068	521	3,008
Other	62	145	52	83	172	143	78	74	591	445	1,845

	3,215	3,150	3,669	4,077	5,670	5,150	5,446	11,156	24,347	9,915	75,795
	4.9%	4.8%	5.6%	6.2%	8.6%	7.8%	8.3%	16.9%	36.9%	—	100.0%
Brookfield Properties’ portfolio has a weighted average lease life of seven years. The average lease terms in our markets of New Boston, Washington, Houston, Los Angeles, Toronto, Calgary, Ottawa, Denver and Minneapolis are 10 years, 6 years, 7 years, 5 ye ars, years, 7 years, 6 years, 6 years, 8 years and 7 years, respectively.
ENVIRONMENTAL RISKS
As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations The failure to remove or remediate such substances or locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions our properties.
We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operation. However, environmental laws and regulations can change and may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our financial condition or results of operation.
OTHER RISKS AND UNCERTAINTIES
Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values the markets in which we operate.
Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.
While the outlook for commercial office rents is positive in the long term, 2007 may not provide the same level of increases in rental rates on renewal as compared to previous years. We are, however, substantially protected against short-term market conditions, as most of leases are long-term in nature with an average term of nine years. A protracted disruption in the economy, such as the onset of a severe recession, could place downward pressure on overall occupancy levels and net effective rents.
The company’s terrorism insurance program consists of coverage from third-party commercial insurers up to $500 million, as well as wholly-owned subsidiary that the company has formed, Real risk Insurance Corporation (“Realrisk”) to act as a captive insurance company Realrisk provides limits for terrorism in two ways. For non-NBCR (Nuclear, Biological, Chemical and Radioactive) events that qualify under the Terrorism Risk Insurance Act of 2002 (“TRIA”), limits of $1 billion per occurrence are granted above the $500 million provided by third-party insurers. For NBCR events that qualify under TRIA, Realrisk provides for limits up to $1 billion per occurrence .For any TRIA certified event, Realrisk is responsible for a deductible equal to $400,000 plus 15% of the loss above such deductible. Since the limit with respect to our portfolio may be less than the value of the affected properties, terrorist acts could result in property damage that exceeds the limits available in our current coverage, which could result in significant financial losses to us due to the loss of capital invested in the property.
As a result of the merger with Trizec we acquired two wholly-owned captive insurance companies: Chapman Insurance LLC and Concordia Insurance LLC. The terrorism program for those buildings that we manage is contained in the applicable terrorism insurance program available from third party insurers, for limits of $100 million. This program also provides for a total of $200 million of coverage for non-certified acts of terrorism. Chapman and Concordia provide $400 million of TRIA coverage in addition to the $100 million mentioned above. For NBCR events that qualify under TRIA, Chapman and Concordia provides for limits up to $400 million per occurrence. For any TRIA certified event, Chapman and Concordia are responsible for their respective deductibles of $82,738 and $338,389 deductible equal to $400,000 plus 15% of the loss above such deductible.
In our land development operations, markets have been favorable over the past five years with strong demand for well-located residential lots. Our operations are concentrated in high growth areas which we believe to have positive demographic and economic conditions. Nonetheless, the home building and land development industry is cyclical in nature and may be significantly affected by changes in general and local economic conditions such as consumer confidence, job stability, availability of financing for home buyers and higher interest rates due to their impact on home buyers’ decisions. These conditions can affect consumer behavior and, in particular, the price and volume of home purchases. Furthermore, we are subject to risks related to the availability and cost of materials and labor, supply and cost of building lots, and adverse weather conditions that can cause delays in the construction schedules and cost overruns.
FOREIGN EXCHANGE FLUCTUATIONS
While approximately 19% of our assets and 47% of our revenues originate in Canada, we have substantially matched our Canadian assets with Canadian liabilities. Furthermore, our U.S. and Canadian operations are self sustaining and we hedge our net investment in our Canadian operations. As a result, our operations have generally not been materially affected by the movement in the Canadian to U.S. dollar exchange rate.
DERIVATIVE FINANCIAL INSTRUMENTS
We utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Hedge accounting is applied where the derivative is designated as a hedge of a specific exposure and there is reasonable assurance the hedge will be effective. Realized and unrealized gains and losses on forward exchange contracts designated as hedges of currency risks are included in the cumulative translation account when the currency risk being hedged relates to a net investment in a self-sustaining subsidiary. Otherwise, realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income as an offset to the hedged item in the period the underlying asset, liability or anticipated transaction to which they relate.
Financial instruments that are not designated as hedges are carried at estimated fair values and gains and losses arising from changes in fair values are recognized in income as a component of interest and other income in the period the changes occur. The use of non-hedging derivative contracts is governed by documented risk management policies and approved limits.
At December 31, 2006, our use of derivative financial instruments was limited to the transactions identified below. Unrealized gains and losses, representing the fair value of such contracts, are determined in reference to the appropriate forward exchange rate for each contract at December 31st and are reflected in receivables and other assets or accounts payable and other liabilities, as appropriate, on the balance sheet.
In 2006, we entered into a series of interest rate cap contracts that are designated as hedges of interest rate exposure associated with variable rate debt issued in October 2006 in connection with the acquisition of Trizec. At December 31, 2006, there were contracts outstanding to cap the interest rate on a notional $3.1 billion of variable rate debt at 6% and $600 million of variable rate debt at 7% for a period of two years. The contracts have been recorded at cost in Receivables and other. The contract cost and any accrued gains from exercise of the cap will be recorded as an adjustment to interest expense in the period the hedged interest payment occurs. The fair value of the contracts at December 31, 2006 was $1 million. The cost of these contracts was $3 million.
At December 31, 2006, we had foreign exchange contracts to sell a notional amount of C$900 million, maturing in March 2007, designated as hedges for accounting purposes to manage our foreign exchange risk in respect to our Canadian-denominated net assets. The fair value of these contracts at December 31, 2006 was a gain of $3.2 million which is reflected in the cumulative translation adjustment account and in receivables and other in the consolidated balance sheet. Our self-sustaining subsidiaries also had foreign exchange contracts to sell a notional amount of US$21 million, maturing in March 2007, which have not been designated as hedges for financial reporting purposes. The fair value of these contracts at December 31, 2006 was a loss of $0.2 million.

The primary risks associated with our use of derivatives are credit risk and price risk. Credit risk is the risk that losses will be incurred from the default of the counter party on its contractual obligations. The use of derivative contracts is governed by documented risk management policies and approved limits, which includes an evaluation of the creditworthiness of counter parties, as well as managing the s diversification and maturity of the portfolio. Price risk is the risk that we will incur losses from derivatives from adverse changes in foreign exchange rates. We mitigate price risk by entering only into derivative transactions where we have determined a significant offset exists between changes in the fair value of, or the cash flows attributable to, the hedged item and the hedging item.

PART VI – CRITICAL ACCOUNTING POLICIES AND ESTIMATES
CHANGES IN ACCOUNTING POLICIES
We adopted the following new accounting policies, none of which individually or collectively had a material impact on our consolidated financial statements, unless otherwise noted. These changes were the result of changes to the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Accounting Guidelines (“AcG”) or Emerging Issues Committee Abstracts (“EIC”).
(i) Effect of Contingently Convertible Instruments on the Computation of Diluted Earnings Per Share, Emerging Issues Committee Abstract 155
In September 2005, the Emerging Issues Committee of the AcSB of the CICA issued EIC 155, “The Effect of Contingently Convertible Instruments on the Computation of Diluted Earnings Per Share,” which is effective for our 2006 fiscal year. The abstract addresses when the effect of contingently convertible instruments should be included in the computation of diluted earnings per share. The conclusion is that the effect of the contingently convertible instruments should be included in the computation of diluted earnings per share (if dilutive), regardless of whether the market price trigger has been met. This abstract has had no impact on our financial statements.
(ii) Implicit Variable Interests, Emerging Issues Committee Abstract 157
In October 2005, the Emerging Issues Committee issued Abstract No. 157, “Implicit Variable Interests Under AcG 15” (“EIC 157”), which is effective for our 2006 fiscal year. This EIC clarifies that implicit variable interests are implied financial interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. This abstract has had no impact on our financial statements.
(iii) Conditional Asset Retirement Obligations, Emerging Issues Committee Abstract 159
In December 2005, the Emerging Issues Committee issued Abstract No. 159, “Conditional Asset Retirement Obligations” (“EIC 159”) . EIC 159, which was effective for our second quarter of 2006, clarifies that the term “conditional asset retirement obligation” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional upon future events that may or may not be within an entity’s control. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability, from the date the liability was incurred, for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. Certain of our real estate assets contain asbestos. Although the asbestos is appropriately contained in accordance with current environmental regulations, our practice is to remediate the asbestos upon the renovation or redevelopment of our properties. As a result of adopting EIC 159, we recognized a liability of $0.6 million related to asbestos remediation for certain properties where the quantum of such costs and the timing for settlement is reasonably determinable. The impact on prior periods decreased opening equity by $0.2 million.
(iv) Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date, Emerging Issues Committee Abstract 162
In July 2006, the Emerging Issues Committee issued Abstract No. 162, “Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date” (“EIC 162”), which was effective for our 2006 fiscal year. This EIC clarifies how compensation cost should be recognized in the case that a compensation plan contains provisions that allow an employee to continue vesting in accordance with the stated terms after the employee has retired from the entity. The adoption of this EIC did not have a material impact on our financial statements.
FUTURE ACCOUNTING POLICY CHANGES
(i) Comprehensive Income, CICA Handbook Section 1530
In January 2005, the CICA issued Handbook Section 1530, “Comprehensive Income,” which is effective for the company’s 2007 fiscal year. As a result of adopting this standard, a Statement of Comprehensive Income will be included in the company’s financial statements. Comprehensive income consists of net income and other comprehensive income. Major components of other comprehensive income will include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, net of the impact of related hedges, and changes in fair value of the effective portion of cash flow hedging instruments.
(ii) Financial Instruments – Recognition and Measurement, CICA Handbook Section 3855
In January 2005, the CICA issued Handbook Section 3855, “Financial Instruments – Recognition and Measurement,” which is effective for our 2007 fiscal year. Under this new standard, all financial assets will be classified as one of the following: held-to-maturity; loans and receivables; held-for-trading; or available-for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits designation of any financial instrument as held-for- trading upon initial recognition.
(iii) Hedges, CICA Handbook Section 3865
In January 2005, the CICA issued Handbook Section 3865, “Hedges,” which is effective for our 2007 fiscal year. This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair value hedges; cash flow hedges; and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item is adjusted by gains or losses attributable to the hedged risk and recognized in net income. This change in fair value of the hedged item, to the extent that the hedging relation ship is effective, is offset by changes in the fair value of the derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in other comprehensive income, net of tax. The ineffective portion will be recognized in net income. The amounts recognized in accumulated other comprehensive income will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, foreign exchange gains and losses on the hedging instruments will be recognized in other comprehensive income, net of tax.
Impact of adopting sections 1530, 3855 and 3865
The transition adjustment attributable to the following will be recognized in the opening balance of retained earnings as of January 1, 2007: (i) financial instruments that the company will classify as held-for-trading and that were not previously recorded at fair value; (ii) the difference in the carrying amount of loans and deposits prior to January 1, 2007, and the carrying amount calculated using the effective interest rate from inception of the loan; (iii) the cumulative ineffective portion of cash flow hedges; and (iv) deferred gains and losses on discontinued hedging relationships that do not qualify for hedge accounting under the new standards.
Adjustments arising due to re measuring financial assets classified as available-for-sale and hedging instruments designated as cash flow hedges will be recognized in the opening balance of “Accumulated other comprehensive income (“AOCI”).”
Neither of the transition amounts that will be recorded in the opening retained earnings or in the opening AOCI balance on January 1, 2007 is expected to be material to our consolidated financial position.
USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the re ported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.
Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and require the most subjective judgment and estimates on the part of management. A summary of our significant accounting policies, including the critical accounting policies discussed below, is set forth in Note 1 to our consolidated financial statements.
Property Acquisitions
Upon acquisition of rental properties, we determine the fair value of acquired tangible and intangible assets, including land, buildings, tenant improvements, above- and below-market leases and origination costs related to acquired in-place leases, other identified intangible assets and assumed liabilities and allocate the purchase price to the acquired assets and assumed liabilities, including land at appraised value and buildings at depreciated replacement cost. We assess and consider fair values based on estimated cash flow projections that utilize appropriate discount rates, as well as available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends and market conditions. We also consider an allocation of purchase price to other acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including (but not limited to) the nature and extent of the existing relationship with the tenant, the tenant’s credit quality and expect actions of renewals. We record acquired above- and below-market leases at their fair value, using a discount rate which reflects the risks associated with the leases acquired, equal to the difference between: (1) the contractual amounts to be paid pursuant to each in-place lease; and (2) management’s estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the leases for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below-market leases. Recorded amounts for in-place lease origination values are based on our evaluation of the specific characteristics of each tenant’s lease. Factors to be considered include estimates of carrying costs during expected lease-up periods considering current market conditions, and costs to execute similar leases. Building is stated at a depreciated replacement cost.
The cost of buildings and improvements includes the purchase price of property, legal fees and other acquisition costs.
Depreciation and amortization on rental properties is based on the allocation of the acquisition cost to land, building, tenant improvements and intangibles and their estimated useful lives, based on management’s estimates. The allocation of the acquisition cost and the determination of the estimated useful lives of the components significantly impact the computation of depreciation and amortization recorded over future periods and, accordingly, net income.

Depreciation
We apply the straight-line method of depreciation. Under this method, depreciation is charged to income on a straight-line basis over the remaining estimated useful life of the property. A significant portion of the acquisition cost of each property is allocated to building. The allocation of the acquisition cost to building and the determination of the useful life are based upon management’s estimates. In the event the allocation to building is inappropriate or the estimated useful life of buildings proves incorrect, the computation of depreciation will not be appropriately reflected over future periods.
Impairment of Assets
We review the long-lived assets used in operations for impairment when there is an event or change in circumstances that indicates a potential impairment in value. An asset is considered impaired when the undiscounted future cash flows are not sufficient to recover the asset’s carrying value. If such impairment is present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The evaluation of anticipated cash flows is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods.
The fair value of mortgages receivable depends upon the financial stability of the issuer and the economic value of the underlying security.
There were no impairments recorded for the years ended December 31, 2006 or 2005.
Revenue Recognition
Base rental revenue is reported on a straight-line basis over the terms of each lease. In accordance with EIC-140, we recognize rental revenue of acquired in-place “above and below” market leases at their fair value over the terms of the respective leases. Free rent receivable represents rental income recognized in excess of rent payments actually received pursuant to the terms of the individual lease agreements. An allowance for doubtful accounts is recorded, if necessary, for estimated losses resulting from the inability of tenants to make required rent payments. The computation of this allowance is based on the tenants’ payment history and current credit status, as well as certain industry or geographic specific credit considerations.
Recoveries from tenants, consisting of amounts due from tenants for common area maintenance, real estate taxes and other recoverable costs, are recognized as revenue in the period the expenses are incurred. Tenant reimbursements are recognized and presented in accordance with EIC Abstract No. 123 “Reporting Revenue Gross as a Principal versus Net as an Agent,” which requires that these reimbursements be recorded on a gross basis, as we are generally the primary obligor with respect to purchasing goods and services from third-party suppliers, having discretion in selecting suppliers and taking credit risk.
Fair Value of Financial Instruments
The fair values of mortgage debt notes payable and unsecured senior notes are calculated based on the discount spread between the future contractual interest payments and future interest payments on mortgage debt based on a current market rate. In determining the current market rate, market spread is added to the quoted yields on federal government bonds with similar maturity dates to debt in place. Because valuations of the financial instruments are based on these types of estimates, the fair values of financial instruments may change if the estimates do not prove to be accurate.
Tax
In accordance with both Canadian and US GAAP, we use the liability method of accounting for future income taxes and provide for future income taxes for all significant income tax temporary differences.
Preparation of the financial statements requires an estimate of income taxes in the jurisdictions in which we operate. The process involves an estimate of our actual current tax exposure and an assessment of temporary differences resulting from differing treatment of items, such as depreciation and amortization, for tax and accounting purposes. These differences result in future tax assets and liabilities which are included in our balance sheet. An assessment must also be made to determine the likelihood that our future tax assets will be recovered from future taxable income. To the extent that recovery is not considered more likely than not, a valuation allowance must be provided.
Judgment is required in determining the provision for income taxes, future income tax assets and liabilities and any related valuation allowance. To the extent a valuation allowance is created or revised, current period earnings will be affected. Judgment is required to assess tax interpretations, regulations and legislation, which are continually changing to ensure liabilities are complete and to ensure assets net of valuation allowances are realizable. The impact of different interpretations and applications could potentially be material.
During the year, we released nil (2005 — $11 million) of tax valuation allowances related to our Canadian commercial operations following the completion of certain reviews by taxation authorities, and recorded nil (2005 — $8 million) in previously unrecognized tax assets in connection with a strategic tax review undertaken by the company and determination of the necessary plans to realize such assets. Both these changes are reflected in our income tax provision.

RELATED-PARTY TRANSACTIONS
In the normal course of operations, we enter into various transactions on market terms with related parties which have been measured exchange value and are recognized in the consolidated financial statements.
At December 31, 2006, we had approximately $345 million (December 31, 2005 — $397 million) of indebtedness outstanding to our parent company, Brookfield Asset Management Inc. and its affiliate. Refer to page 32 of this MD&A for the composition of this debt. Interest expense related to this indebtedness, including preferred share dividends classified as interest expense in the consolidated financial statements, totaled $35 million for the year ended December 31, 2006, compared to $12 million for the year ended December 31, 2005, and was recorded at the exchange amount. Additionally, included in rental revenues are amounts received from Brookfield Asset Management Inc., and its affiliates for the rental of office premises of $4 million for the year ended December 31, 2006 (2005 — $5 million). These amounts have been recorded at the exchange amount.

PART VII — BUSINESS ENVIRONMENT AND OUTLOOK
COMMERCIAL OPERATIONS
The office property markets where we are invested have stabilized and are now recovering. Absorption rates have become positive in most markets, with the most significant improvements having taken place in New York and Calgary.
The lack of development, especially in central business districts, coupled with the erosion in rental rates in past years has created some stability. Office vacancy rates are generally expected to continue to decline gradually over the near term, with the pace of absorption accelerating during 2007. As a result, rental rates are expected to continue to move upward in 2007, with leasing costs and landlord incentives expected to decline. However, any significant slow-down in the economy could have a dampening effect on the recovery of office markets.
The investment market continues to remain highly competitive with acquisition prices increasing. The strength in acquisition activity is due to a great demand from investors for high-quality office product with limited supply of assets for sale. In addition, the current low interest rate environment has allowed investors to acquire real estate at lower yields.
RESIDENTIAL DEVELOPMENT OPERATIONS
Net operating income from our residential development operations has increased significantly since the beginning of 2005 as our Alberta operations greatly benefited from the continued expansion of activity in the oil and gas industry. Most of our land holdings we repurchased in the mid-1990’s or earlier and as a result have an embedded cost advantage today. This has led to particularly strong margins , although the high level of activity is creating some upward pressure on bidding costs and production delays. Nonetheless, unless the market environment changes, we expect another very strong year in 2007.
While we remain committed to green field developments, over the last several years we have taken a greater interest in infill opportunities as cities strive to intensify. We are working on several infill opportunities at this time and while we have found them to take longer to consummate than traditional deals, we believe that escalation of cities is a trend that must and will continue and as a result, we plan to designate additional resources to this aspect of the operation going forward.
DISCLOSURE CONTROLS AND PROCEDURES
Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of December 31, 2006. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures are effective as of December 31, 2006 in providing reasonable assurance that material information relating to the company and our consolidated subsidiaries would be made known to us by others within those entities.
INTERNAL CONTROL OVER FINANCIAL REPORTING
There was no change in our company’s internal control over financial reporting that occurred during 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Management has also evaluated the effectiveness of our internal control over financial reporting as of December 31, 2006, and based on that assessment determined that our internal control over financial reporting was effective. Refer to Management’s Report on Internal Control over Financial Reporting on page 67 of this annual report.
OUTLOOK
We are optimistic as we look to 2007. The leasing markets within which we operate are continuing to improve and the general economic environment has strengthened, although there are some conditions that warrant continued caution. Further, residential markets remain very sound in Alberta, giving us expectations of another successful year from these operations. With a solid growth platform consisting of a strong balance sheet, 17 million square feet of development opportunities and significant financial flexibility, Brookfield Properties is well-positioned to continue to deliver on its commitments to shareholders.
Craig J. Laurie
Senior Vice President and Chief Financial Officer
March 7, 2007

DISTRIBUTIONS
Distributions paid by the company during the year ended December 31, 2006 and in the past three fiscal years are as follows:

	Currency	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003

Common shares(1)	US$	$0.7500	$0.6500	$0.4200	$0.3400	(2)
Class A preferred shares	C$	0.1875	0.1875	0.1875	0.1875
Class AA Series E preferred shares	C$	0.9922	0.7591	0.7061	0.8202
Class AAA Series C preferred shares	C$	—	—	—	1.2356
Class AAA Series D preferred shares	C$	—	—	—	1.2356
Class AAA Series E preferred shares	C$	1.0082	0.7695	0.7027	—
Class AAA Series F preferred shares	C$	1.5000	1.5000	1.5000	1.5000
Class AAA Series G preferred shares	US$	1.3125	1.3125	1.3125	0.7237
Class AAA Series H preferred shares	C$	1.4375	1.4375	1.4375	0.3033
Class AAA Series I preferred shares	C$	1.3000	1.3000	1.3000	—
Class AAA Series J preferred shares	C$	1.2500	1.2500	0.8333	—
Class AAA Series K preferred shares	C$	1.3000	1.3000	0.2486	—

(1)	Per share amounts include the effect of the three-for-two common stock-split on March 31, 2005

(2)	Excludes the distribution of Brookfield Properties Homes Corporation